U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

FOR THE ANNUAL PERIOD ENDED: December 31, 2021

BioLife4D Corporation

(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

318 Half Day Road, Suite 201

Buffalo Grove, IL 60089

(224) 602-9569

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

8731	81-4586116
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Common Stock, par value $0.0001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This Annual Report on Form 1-K of Biolife4D Corporation., a Delaware corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in the Biolife4D Offering Circular filed with the SEC on December 16, 2020 pursuant to Regulation A, under the caption “RISK FACTORS” and which are incorporated herein by reference to the Offering Circular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

Our Origins

After several years of extensive research into the specific processes and technologies of the evolving 3D bioprinting and regenerative medicine fields, medical manufacturing industry veteran Steven Morris recognized the potential of this emerging market. This research, along with more than 15 years of extensive hands-on experience in the medical field, led to the formation of BIOLIFE4D in 2016, a regenerative medicine 3D bioprinting company, whose goal is to facilitate the biological printing of viable human organs, beginning with a heart, for utilization in cardiotoxicity testing and ultimately, if FDA approval is obtained, patient-specific human transplantation. In plain terms, our mission is to make human heart replacement safe, affordable, and accessible– saving lives and giving mankind the gift of time.

We plan to continue to leverage and optimize what we believe is the best research and technology available to us, capitalize on new advancements in digital capabilities, and bring together highly experienced industry specialists in an innovative and creative way to drive a single shared vision to revolutionize medical care for the benefit of all humanity.

We have established a scientific advisory board with specific experience in life-sciences, biomedical engineering, and tissue engineering and we have also engaged specialists in mechanical engineering, software technologies, and applications engineering. (See biographies of our Scientific Advisory Board in “Management.”)

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Preliminary Milestones

In June 2018, we announced the achievement of our first initial milestone, the proof of concept for our cardiac patch. The significance of the cardiac patch was, among other things, a validation that we were able to deploy the process central to our technology, namely taking human specialized cells (i.e., mono-nuclear blood cells) and reprogramming them into induced adult stem cells (induced pluripotent stem cells or “iPS”); and then reprogramming them again (differentiation) into the specialized cells which make up the human heart (i.e., cardiomyocytes, etc.); and then putting those cells into a specially formulated “bioink” creating the 3D aqueous environment similar to that which is found inside the human body; and then using the bioink to 3D bioprint living human cardiac tissue.

Immediately thereafter, we turned our focus on the “mini-heart,” a scaled-down version of a human heart bioengineered using essentially the same process as the cardiac patch. Upon commercialization, the mini-heart could be significant in two ways: first, we would be able to announce to the world that a human organ (albeit a scaled down version) was successfully bioengineered and second, it represents a significant short-term path to market for us and our ability to potentially generate revenue.

There will be three versions of the mini-heart introduced. It is important to note that for the mini-heart to initially get to the market no FDA approval is required and there is no regulatory path that needs to be followed. This is because the mini-heart is not intended to ever be used in humans and, at least at the onset, will not replace any current FDA requirements for cardiotoxicity testing.

The first version of the mini-heart represents our proof of concept and was completed in summer 2019. It enabled us to announce that we achieved this incredible milestone not just for our business, but also for humanity. While this initial version included the major components of the heart, it was not fully functional.

The second version of the mini-heart is expected to be released and ready for testing by year-end 2022. After testing is completed, this second version on the mini-heart is planned to be released initially to the domestic U.S. market and then marketed internationally. This second version of the mini-heart will be a refined and further optimized version of the proof of concept and has the purpose of being able to provide pharma better predictive results for cardiotoxicity screening as compared to the current animal model, thus potentially saving this industry billions of dollars in lost research and development (“R&D”) costs and lost time in bringing novel vaccines, drugs and therapies to the point of human clinical trials which had a positive indication in the animal trials but ultimately fail in human trials. While it is critical to note that there is not a required regulatory pathway needed to initially release the mini-heart for commercialization because it will be a test that pharma will use in addition to FDA required protocols, it is our intention to nevertheless work with the FDA utilizing this version of the mini-heart to determine the necessary protocol and testing that the FDA would require to potentially replace their current gold standard animal-based cardiotoxicity model with our mini-heart model.

The third version is planned to be a mini-heart that, instead of representing a healthy human heart model for testing purposes, will have abnormalities bioengineered directly into the mini-heart. The applications for this version are potentially substantial as well, providing a predictive model for people working on therapies for specific abnormalities so they can test their potential therapies on a model which has that specific abnormality.

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Should we complete protocols -established by the FDA to enable -the mini-heart to replace the associated animal testing the market would expand geometrically not only in the U.S. but internationally. It is common for other countries regulatory agencies to follow suit with testing practices utilized in the U.S., thus potentially making our mini-heart a global gold standard for cardiotoxicity testing purposes. This said, while we work with the FDA, we also have the opportunity to work with any and all other regulatory agencies around the world in order to have them implement the mini-heart as their standard prior to the FDA approving it as the new standard in the U.S.

Currently we are working with the industry to provide the necessary protocols required by pharma in order for them to utilize the mini-heart for their testing purposes. For instance, we will be provided several compounds which tested positive (indicated safe) with the animal model and indeed tested positive (safe) in humans, as well as compounds which tested positive in animals but failed in humans. The positive in animal and positive in human tests provide correlation, the “false positive” is what our mini-heart should be able to provide better predictive results to the industry and could save the industry billions of dollars, provide a safer product to humans during the trials phase of testing, and could save countless wasted years chasing therapies which would ultimately fail in humans. There is additional electrophysiology, action potential, contractility, and other parameters currently being established in order to not only satisfy cardiotoxicity indicators but efficacy indicators as well.

We have two pending U.S. provisional patent applications:

1.	U.S. Provisional Patent Application Serial No. 63/188,550, filed May 15, 2021, titled “Methods and Compositions for Organ Printing;” and
2.	U.S. Provisional Patent Application Serial No. 63/301,108, filed January 20, 2022, titled “Bioprinting with Cellulose.”

Prior to expiration of the provisional patent application for “Methods and Compositions for Organ Printing,” we plan to file a corresponding nonprovisional application for the patent within the 12 month pendency period.

Our first provisional patent application was for method to bioprint mini-hearts. We developed a new bioink based on alginate and optimized parameters for the bioprinting of mini-hearts using extrusion based bioprinting. The provisional patent application describes our methods and parameters for extrusion based bioprinting of mini-hearts using an alginate based bioink.

Our second provisional patent application was for a bioink based on cellulose. We developed and optimized a new bioink with cellulose as the key component. This provisional patent application describes the composition of the bioink, along with sample prints conducted using this bioink. We believe that this bioink that was developed in our lab will have applications in the production of our mini-hearts for cardiotoxicity testing.

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A provisional patent application is an initial patent application filed with the U.S. Patent and Trademark Office in order to establish a filing date, but does not begin the patent examination process. For an invention to be patentable, it must be novel and nonobvious with respect to the prior art. Prior art includes publications, patents, and certain other material that was publicly available before the filing date of a patent application. Thus, by filing a provisional patent application and securing a filing date, the applicant limits the universe of prior art that may otherwise impact the patentability of the invention described in the application. A provisional patent application expires after one year, by which time the applicant needs to continue the patent process by filing a nonprovisional application. The nonprovisional application will be entitled to the benefit of the filing date of the provisional application to the extent that the invention described in the nonprovisional application is also described in the provisional application. In other words, when the nonprovisional application is examined by the U.S. Patent and Trademark Office (or foreign patent offices that similarly recognize the priority filing date of the provisional application), prior art will be limited to those items that were available before the filing date of the provisional patent application - newer art that first became available after the filing date of the provisional patent application would not be available to undermine the patentability of the claimed invention.

FDA Timeline Expectations

We are not aware of any current FDA regulatory requirements for sale or use of 3D printed organs. GLP data is required in the development of any human therapeutic and we plan to design our technology platform to support compliance with GLPAs. As we move into clinical and commercial settings, full compliance with the FDA’s cGTP (current Good Tissue Practices) and cGMP (current Good Manufacturing Practices) guidelines will be required for suitable design and documentation for clinical use of our products. When we do, in fact, attempt to acquire FDA approvals, this process could take many years. While our initial release of our mini-heart is not expected to require FDA approval, each item we bioengineer for human transplantation will require FDA approval and as such shareholders should not expect that we will generate any revenues from those events for at least five years, if not more.

On December 4, 2017, the FDA released a statement regarding its policies related to 3D bioprinting. The FDA is currently making an effort to provide a comprehensive policy framework to manufacturers and a more efficacious pathway to getting state-of-the-art medical products into the hands of patients and healthcare providers. The FDA also plans to review the regulatory issues related to the bioprinting of biological, cellular, and tissue-based products in order to determine whether additional guidance is needed beyond the recently released regulatory framework on regenerative medicine medical products. The Center for Biologics Evaluation and Research has recently interacted with more than a half-dozen manufacturers who have expressed interest in using 3D printing in some capacity to produce their medical products.1

Compassionate Use Exemption

At the appropriate time, after appropriate lab tests and trials regarding animals are complete, we might look to the use of a Compassionate Use Exemption for the fully bioengineered heart. Compassionate Use Exemption may be used when a patient is faced with a serious or life-threatening disease or condition and has no other options. The compassionate use provision may allow us to test our products on patients where their treating physician believes the device will save the life of the patient or if there is no other alternative.

1 U.S. Food and Drug Administration, Statement by FDA Commissioner Scott Gottlieb, M.D., on FDA ushering in new era of 3D printing of medical products; provides guidance to manufacturers of medical devices, December 4, 2017.

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The compassionate use provision provides a path to accessing investigational devices that have not received full FDA approval or clearance for patients for whom the treating physician believes the device may provide a benefit in treating and/or diagnosing their disease or condition. There is no guarantee the FDA will provide us this type of clearance as it is traditionally used for devices.

Right to Try Act

The Right to Try Act, or the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act, was signed into law May 30, 2018. This law is another way for patients who have been diagnosed with life-threatening diseases or conditions who have tried all approved treatment options and who are unable to participate in a clinical trial to access certain unapproved treatments.2

The Right to Try Act permits/allows eligible patients to have access to eligible investigational drugs.

An eligible patient is a patient who has:

-	Been diagnosed with a life-threatening disease or condition;
-	Exhausted approved treatment options and is unable to participate in a clinical trial involving the eligible investigational drug (this must be certified by a physician who is in good standing with their licensing organization or board and who will not be compensated directly by the manufacturer for certifying); and
-	Has provided, or their legally authorized representative has provided, written informed consent regarding the eligible investigational drug to the treating physician.

An eligible investigational drug is an investigational drug:

-	For which a Phase 1 clinical trial has been completed;
-	That has not been approved or licensed by the FDA for any use;
-	For which an application has been filed with the FDA or is under investigation in a clinical trial that is intended to form the primary basis of a claim of effectiveness in support of FDA approval and is the subject of an active investigational new drug application submitted to the FDA; and
-	Whose active development or production is ongoing, and that has not been discontinued by the manufacturer or placed on clinical hold by the FDA.

Medical Devices

We believe that our future products will be regulated in the United States similarly as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval by the FDA prior to their sale.

2 U.S. Food and Drug Administration, Right to Try, January 14, 2020.

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Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA or PMA supplement application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long-term follow-up studies.

As an alternative to the PMA approval process, manufacturers may apply for a Humanitarian Use Device, or HUD, designation and a corresponding HDE. An HUD is a designation for a medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year. An applicant for an HUD designation must provide documentation that the device meets the criteria of an HUD as well as provide a description of the disease or condition the device is meant to treat, along with proposed indications and the reasons why the device is needed for its intended population. Once an HUD designation is obtained for the device, the device can be submitted for an HDE. An HDE application is similar to an application for a PMA, but is exempt from the effectiveness requirements of a PMA. Instead, the FDA must determine that the device does not expose patients to an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. “Reasonably obtainable” clinical data are required to support an HDE application. These data may be obtained from the clinical use of the device for a different HDE-approved indication or from a clinical study of the HUD designated device. If the clinical data are available from the clinical use of the device for a different indication, the HDE can be granted without an IDE. If clinical data are to be obtained from a clinical study of the HUD designated device, an IDE application is required to request approval for the clinical study. When the clinical study is completed, we can submit an HDE application for approval to market the device as an HUD.

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Obtaining an HDE designation allows the manufacturer to market the device as an HUD up to a maximum of 4,000 patients in the United States per year. However, before a facility is permitted to use an HDE-approved device, other than for emergency use, it must receive approval from its applicable Institutional Review Board, or IRB. This could limit the number of patients eligible to receive an HDE-approved device each year. The device manufacturer is responsible for ensuring that an HDE-approved device is administered only in facilities having an IRB constituted and acting in accordance with the FDA’s regulations governing IRBs, including continuing review of use of the device.

Also, unless an HDE-approved device satisfies certain eligibility criteria, it cannot be sold for an amount that exceeds the costs of research and development, fabrication, and distribution of the device. In order to be sold at a price in excess of these costs, the HDE-approved device must satisfy one of the following criteria, which we refer to as the HDE Eligibility Criteria:

●	The device is intended for the treatment or diagnosis of a disease or condition that occurs in pediatric patients or in a pediatric subpopulation, and such device is labeled for use in pediatric patients or in a pediatric subpopulation in which the disease or condition occurs; or

●	The device is intended for the treatment or diagnosis of a disease or condition that does not occur in pediatric patients, or that occurs in pediatric patients in such numbers that the development of the device for such patients is impossible, highly impracticable, or unsafe.

We believe that FDA regulations will require us to register as a medical device manufacturer with the FDA. Because of this, the FDA will most likely inspect us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Further, the FDA most likely will require us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

●	warning letters, fines, injunctions, consent decrees and civil penalties;

●	customer notifications, recall or seizure of our products;

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●	operating restrictions, partial suspension, or total shutdown of production;

●	delay in processing applications for new products or modifications to existing products;

●	mandatory product recalls;

●	withdrawing approvals that have already been granted; or

●	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We will also be subject to other federal, state, and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

Market Drivers

Cardiovascular disease is the leading underlying cause of death in the U.S.3 and accounts for about one of every four deaths in the U.S.4 In the U.S. alone, heart disease claims more than 659,000 lives every year.4 And only around 5,000 cardiac transplants occur worldwide every year.5 Heart disease is the leading cause of death for both men and women globally.6 In fact, cardiovascular diseases surpass the annual mortality rate of all types of cancer combined.7 Just in the U.S., one person dies of a heart disease-related event every 36 seconds.8 In China, cardiovascular disease claims a life every ten seconds.9 Heart disease costs the United States about $363 billion each year from 2016 to 2017.4 This includes the cost of healthcare services, medicines, and lost productivity due to death. This is a global problem.

3 Mortality in the United States, 2020, NCHS Data Brief No. 427, December 2021.

4 Virani SS, Alonso A, Aparicio HJ, Benjamin EJ, Bittencourt MS, Callaway CW, et al. Heart disease and stroke statistics—2021 update: a report from the American Heart Association.

5 Taylor DO, Edwards LB, Boucek MM, et al. Registry of the International Society for Heart and Lung Transplantation: twenty-fourth official adult heart transplant report—2007. J Heart Lung Transplant 2007; 26:769.

6 World Health Organization, Cardiovascular Diseases, June 11, 2021.

7 Weir HK, Anderson RN, Coleman King SM, Soman A, Thompson TD, Hong Y, et al. Heart Disease and Cancer Deaths — Trends and Projections in the United States, 1969–2020. Prev Chronic Dis 2016;13:160211.

8 Mozafarian D, Benjamin EJ, Go AS, et al. on behalf of the American Heart Association Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics – 2019 Update: a report from the American Heart Association. Circulation. 2019;139:e56-e528. doi: 10.1161/CIR.0000000000000659.

9 European Society of Cardiology. “One CVD death in China every 10 seconds.” ScienceDaily, October 11, 2012.

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Optimizing a proposed groundbreaking cardiac tissue regeneration and organ replacement process, we plan to address a critical unmet need in the treatment of this devastating disease. While we plan to focus on the human heart, the process may also be leveraged to address numerous other medical challenges.

Ultimately, by providing viable tissues and/or organs bioprinted from a patient’s own cells to replace damaged organs, we plan to tap into a global market serving the continually expanding global human population.

Current human organ transplant capabilities – with their myriad challenges, high costs and other deficiencies – are ripe for the kind of innovation and process optimization that we look to deliver.

The global transplantation market size is expected to reach $19.52 billion by 2028 and the market is anticipated to register a CAGR of 11.5% from 2021 to 2028.10 In the U.S. alone, more than 100,000 people are on an organ transplant waiting list and many others need to be on the list but do not qualify due to disqualifying factors.11 In 2009, 25 people per day died while on the waiting list in the U.S. alone.11

And even for those fortunate enough to receive a heart donor transplant, approximately 50% still die within ten years of the transplant.11 Our proposed process specifically addresses this challenge. Medical applications for 3D printing are expanding rapidly and are expected to revolutionize healthcare.12

Separate from our primary focus on organ transplants, we could potentially leverage its process to also participate in pharmaceutical discovery and address the need for better predictive tools that pharmaceutical companies can use to more efficiently test drug efficacy and/or toxicity. In 2020, the median capitalized research and development investment to bring a new drug to market was estimated at $985 million and the FDA approved 355 new drugs and biologics from 2009 through 2018.13 In 2019, the pharmaceuticals industry spent $83 billion for research and development drug discovery.14 Human tissues created by our process could make drug compound evaluation faster, more accurate and less risky than conventional testing methods used by pharmaceutical companies.

Yet another potentially significant opportunity that our process could provide is an alternative to pharmaceutical testing on animals. The FDA is committed to animal welfare in research by reducing, replacing and/or refining the use of animals in research. The agency is optimistic that cultivating new research approaches can help continue to reduce the need for animal testing.16

10 Polaris Market Research, July 6, 2021 Report.

11 Hertz M, Taylor D, Trulock E, Boucek M, Mohacsi P, Edwards L, et al. The registry of the International Society for Heart and Lung Transplantation: nineteenth official report-2002. J Heart Lung Transplant. 2002; 21:950.

12 Schubert C, van Langeveld MC, Donoso LA. Innovations in 3D printing: a 3D overview from optics to organs. Br J Ophthalmol. 2019;98(2):159–161.

13 RJ Panzo, July 2020; Estimated R&D Cost for New Drug.

14 Congressional Budget Office, Research and Development in the Pharmaceutical Industry, April 2021.

15 U.S. Food and Drug Administration; FDA Statement, Statement by FDA Commissioner Scott Gottlieb, M.D. on efforts to reduce animal testing through a study aimed at eliminating the use of dogs in certain rials; November 16, 2018.

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Competitive Positioning and Value Proposition

We are purpose-driven, with leadership that has set its sights on a single shared vision. We continue to assemble a best-in-class team with a history of success – a team we believe can navigate their way along the forefront of an evolution in life-sciences technology, and who can move and pivot quickly without the management bureaucracy or corporate red tape that might prevent some of our competitors from being efficient, innovative, or creative.

Standing ready to capitalize on a potentially significant market opportunity, we plan to take advantage of these favorable competitive dynamics for success. We plan to leverage and optimize the best available research and technology to revolutionize medical care through innovation and introduce a potential paradigm shift in three-dimensional patient-specific organ bioprinting.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, adult stem cell biology, additive manufacturing, and computing technology – all having reached a level of maturity whereby we are convinced that commercially viable solutions can be created through optimization, not invention.

History documents many examples of commercially viable businesses – even entirely new industries – that were born not from an invention itself, but from the optimization of an evolutionary process. Consider these examples:

●	In 1901, Ransom Eli Olds invented the assembly line; in 1913, Henry Ford optimized a process that made it commercially viable.

●	In 1879, David Edward Hughes invented the radio; in 1895, Guglielmo Marconi optimized a process that made it commercially viable.

●	In 1849, Antonio Meucci invented the telephone; in 1876, Alexander Graham Bell optimized a process that made it commercially viable.

●	In 1802, Sir Humphry Davy invented the incandescent light; in 1879, Thomas Edison optimized a process that made it commercially viable.

●	In 1608, Hans Lippershey invented the telescope; in 1609, Galileo Galilei optimized a process that made it commercially viable.

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Our objective is not to invent new technology, but rather to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution.

3D Bioprinting Optimized by BIOLIFE4D

For years, scientists, engineers, and hobbyists alike have been printing objects using 3D printing devices. The 3D printing industry alone has a projected worth of over $30 billion by 2022.16

That technology has more recently been put to use in applications involving living tissue. Today, advancements in regenerative medicine, adult stem cell biology and additive manufacturing have already enabled specialized 3D printing to produce human body parts including multilayered skin, bone, vascular grafts, tracheal splints, heart tissue, and cartilaginous structures – and even simple organs.17

By definition, 3D bioprinting is the process of creating cell patterns in a confined space using 3D printing technologies, thereby preserving cell function and viability within the printed construct. 3D bioprinting applies advances in regenerative medicine, adult stem cell biology, additive manufacturing, and computing technology to the development of functional biological structures with the potential to restore, maintain, improve, and/or replace existing organ function. 3D bioprinting is an emerging, groundbreaking strategy in tissue engineering, allowing the fabrication of living constructs with an unprecedented degree of complexity and accuracy.18

Everything in the human body is made up of cells, and nature itself has been evolving the capability of programming cells to do specific jobs for millions of years. The human embryo is the best example of this biological manufacturing process. Every cell begins as a stem cell and then is biologically programmed to do a specific job through the natural biologic process inside the body.

During the 3D bioprinting process, we plan to replicate the same conditions in vitro (outside of the body) as occur naturally in vivo (within the body) while promoting natural biologic processes in an accelerated timeframe and in a manner that allows the cells to be specialized for a desired purpose.

We will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that we do not believe we need to invent new technology but rather improve, adopt, and optimize current technologies to create what it plans to be a commercially viable, safe, and sustainable process.

16 MarketsandMarkets, “3D Printing Market by Printer Type, Material Type (Metals, Plastics, Ceramics & Others), Material Form (Powder, Liquid, Filament), Process, Technology, Software, Service, Application, Vertical and Geography - Global Forecast to 2022,” April 2016.

17 Nature Biotechnology, “3D bioprinting of tissues and organs,” Sean V Murphy and Anthony Atala, August 5, 2014.

18 Adv Sci (Weinh). 2021 Mar 11;8(10):2003751. doi: 10.1002/advs.202003751.eCollection 2021 May.

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Transformative Benefits of 3D Bioprinting Human Tissue

Delivering potentially transformative medical benefits, the 3D bioprinting process optimized by us could potentially:

●	Eliminate rejection of transplant by utilizing patient’s own cells to produce an organ;

●	Eradicate immunosuppressant therapy requirement (and bad side effects) for the patient;

●	Provide functionality with capabilities very similar to those in the original organ;

●	Decrease wait time of patients for human organs;

●	Minimize need for organ donors;

●	Increase patient longevity without compromising quality of life;

●	Potentially eliminate the need for pharmaceutical testing on animals; and

●	Allow for patient-specific pharmaceutical testing.

The Safe Utilization of a Patient’s Own Adult Stem Cells

Adult stem cells play a safe, non-controversial and important role in our planned bioprinting process.

Because every cell in the human body has the same number of genes and the same DNA, recent discoveries have shown that every cell has the potential to be “re-programmed” and transformed into essentially any other cell. Originally, this kind of stem cell research was limited to cells taken from human embryos, creating a moral and ethical dilemma for many – but no longer. Our process would not involve any embryotic stem cells.

In 2006, Japanese Nobel Prize-winning stem cell researcher Dr. Shinya Yamanaka discovered that by introducing a few genes via a chemical procedure in lab, mature adult specialized cells (i.e., blood cells) could be reprogrammed to become adult stem cells.19 This development proved to be a major breakthrough that would spur medical advances such as the 3D bioprinting processes we are developing.

Adult stem cells—regardless of their source—have three general properties: they are capable of dividing and renewing themselves; they are unspecialized; and under certain conditions they can become tissue- or organ-specific cells with specialized functions. In short, these adult stem cells could be re-programmed into developing desired specialized cell types such as cardiomyocytes (heart cells). Adult stem cells that are induced in this manner are called induced pluripotent stem cells (iPS).

19 Takahashi, K.; Yamanaka, S. (2006), “Induction of Pluripotent Stem Cells from Mouse Embryonic and Adult Fibroblast Cultures by Defined Factors,” Cell, 126 (4): 663–76.

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In the planned process, iPS cells will be redirected into organ-specific cells through a process called differentiation which refers to the process by which one type of cell can be changed into different types of specialized cells. After the iPS cells are transformed into the specific organ cells desired, they are monitored to confirm they are the desired organ cell type and further tested to ensure they are viable and safe. These organ-specific cells are then incubated where they continue to divide and multiply in number to make sufficient quantities as needed to create the bio-ink used during the 3D bioprinting process.

The disciplines of 3D bioprinting and surgery have witnessed incremental transformations over the last century. 3D bioprinting is a convergence of biology and engineering technologies, mirroring the clinical need to produce viable biological tissue through advancements in printing, regenerative medicine, and materials science.20

High-Level Bioprinted Organ Replacement Process Overview

Our proposed bioprinted organ replacement process begins with a magnetic resonance imaging (MRI) test used to create a detailed three-dimensional image of a patient’s original heart. Using this image, a computer software program will construct a digital model of a new heart for the patient, matching the shape and size of the original. Next, doctors safely take cells from the patient via a blood sample, and leveraging recent stem cell research breakthroughs, we plan to reprogram those blood cells and convert them to create specialized heart cells. A “bio-ink” is created using these specialized cells, which is then fed into a 3D bioprinter to print a heart with the dimensions obtained from the MRI. The heart is then matured in a bioreactor, conditioned to make it stronger and readied for patient transplant – a life-saving option that, based on our initial research and testing, we believe could be significantly safer and faster than traditional donor-based transplant methods, subject to the final determination and approval of the FDA and comparable regulatory bodies.

Detailed Bioprinted Organ Replacement Process Overview

1.	An MRI scan would be performed and a blood sample collected from the patient.

2.	Because every cell in a human body has the same number of genes and the same DNA, every cell has the potential to be converted to essentially any other cell. In the second step of the process, the blood cells from the sample would be converted to unspecialized adult induced pluripotent stem cells (iPS) – cells that can ultimately be changed back into specialized cells of our choice.

20 Thomas, H.; Front Surg. 2020; 7: 609836. 3D Bioprinting and the Future; Published 2020 Nov 27. doi: 10.3389/fsurg.2020.609836.

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3.	Through a process called differentiation, iPS cells would be converted to almost any type of specialized cell in the human body, in this case cardiomyocytes (heart cells).

4.	These cells would then be combined with nutrients and other necessary factors in a liquid environment (hydrogel) to keep the cells alive and viable throughout the process. This bio-ink of living cells would be sustained in this aqueous 3D environment.

5.	The bio-ink would then be loaded into a bioprinter, a highly specialized 3D printer designed to protect the viable living cells during the printing process.

6.	An appropriately sized heart would then be printed one layer at a time, guided by computer software following the specific dimensions obtained from the MRI. Since the heart cells would not be fused together at this point, a biocompatible and biodegradable scaffolding would be included with each layer to support the cells and hold them in place.

7.	When the process is complete, the heart would be moved to a bioreactor which would mimic the nutrient and oxygen-rich conditions inside a human body.

8.	The individual cells would begin self-organizing and fusing into networks which would connect to form living tissue. The cells would even begin to beat in unison.

9.	Once this process is far enough along, the scaffolding would be dissolved leaving only the fully formed heart.

10.	A successful patient transplant would then be possible and carried out by a transplant surgeon. Given the original MRI and blood sample, the new heart should be both a perfect fit and a perfect genetic match for the patient – free from the risk of rejection or the need for immunosuppressant therapy that has plagued conventional organ transplant methods.

Partnerships and Collaborations

We have already established core facility partnerships with several research institutions including The University of Chicago, Northwestern University, Northwestern Memorial Hospital, Argonne National Laboratory, and others. We intend to align with additional major research universities, government-backed institutions, hospitals, foundations, and/or pharmaceutical companies to be disclosed when and where appropriate. As part of these formal core partnerships, no intellectual property or royalties will be transferred to or from any entity. We have not nor will we receive any funding or other monetary support as a result of the core partnerships. These core partnership agreements provide us with access to and use of the core research facilities and equipment at these institutions. The core partnership agreement was first entered into in November 2017 and will remain in effect until one party provides the other party 20 days advance notice of its intent to terminate the agreement.

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Competitive Landscape and Distinctions

There are players in the 3D bioprinting industry and adjacent fields, and it is important to make the distinction between what many of these companies do in comparison to our focus.

For example, some of the firms listed below tend to focus on creating tissues for pharmaceutical testing. Some focus on building and selling 3D bioprinting hardware devices. Others use 3D printers to create artificial limbs or models of organs.

In contrast, our ultimate goal is creating living, viable, fully-formed organs for transplant.

Our business and research competitors include the following:

●	Advanced Solutions Life Sciences (U.S.)

●	Aspect Biosystems (Canada)

●	Bio3D Technologies (U.S.)

●	3D Systems/Allevi (formerly BioBots) (U.S.)

●	Cyfuse Biomedical K.K. (Japan)

●	Organovo (U.S.)

●	Rokit (South Korea)

●	Novoheart (Canada)

●	3D Bioprinting Solutions (Russia)

●	Wake Forest Institute for Regenerative Medicine (U.S.)

U.S. Regulatory and Risk Considerations

At the time of this filing, bioprinted tissues used in research and education require no U.S. FDA approval during animal and in-vitro (outside of the body) testing. In a 2014 paper entitled “Bioprinting: Organs on Demand,” James S. Gwinn, III discussed risk and safety considerations involving bioprinting while conducting research for a program sponsored by the American Society of Mechanical Engineers.21

“The FDA is tasked with evaluating all devices, including any that utilize 3D bioprinting technology, for safety and effectiveness, and appropriate benefit and risk determination, regardless of the manufacturing technologies used. Safety is paramount at the FDA with somewhat less emphasis placed on form and function. Safety, form, and function are relative terms, though. Over 28,000 times last year, the FDA allowed organ donations because they made the difference between life and death in otherwise terminally-ill patients. The agency allowed these transplants knowing full-well that virtually every organ transplant ever performed would likely fail without a near-constant stream of medication.”

21 Gwinn III, James S., (August 1, 2014), “Bioprinting: Organs on Demand,” p 14.

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Gwinn continued:

“Ultimately, the decision that must be made with regard to approving bioprinted organs could boil down to risk versus reward. The first patient-specific organs made via bioprinting may pose substantial risks to the patients. These patients will most likely have exhausted all other options before considering this method of treatment.”

Summary of Potential Profit Centers

While it is our intention to focus on creating 3D bioprinted organs for life-saving transplants, the associated process could also lend itself to additional revenue streams which could include:

●	Bioprinted tissues for drug testing and cell based therapies;

●	Biocompatibility, cytotoxicity, pre-clinical studies, predictive modeling;

●	Bioprinted tissues for patient-specific drug testing;

●	Bioprinted tissues for animal-free cosmetic testing;

●	Bioprinted tissues for regenerative medicine, including tissue replacement products for individualized surgical implantation;

●	Bioprinting of human organs for specialized testing purposes (usage other than transplants);

●	Licensing/royalty opportunities;

●	Bio-ink material;

●	Bioprinting devices;

●	Proprietary bioprinting processes; and

●	Various others.

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Properties

We entered into a month-to-month lease for office space during 2019 in Lincolnshire, Illinois. The lease commitment is for $750 per month.

We also have a month-to-month lease for laboratory space in Houston, Texas for $6,867 per month.

Seasonality

We do not experience seasonal variations in our quarterly operating results and capital requirements.

Employees

As of the date of this report, we have seven full-time employees, five part-time employees, and eight advisors. None of our employees are members of a labor union or covered by a collective bargaining agreement.

Legal Proceedings

On August 28, 2020, holders of promissory notes totaling $600,000 filed a lawsuit naming us as a defendant alleging breach of contract in Cook County, Illinois. The file number is 2020L006166. Several of the noteholders’ cases were dismissed with prejudice. As of the date of this report, three noteholders with $450,000 of notes remain in the lawsuit. The matter is still ongoing. Discovery is ongoing. We brought a Motion for Sanctions due to delays against the plaintiffs which was granted and we were awarded attorneys fees. We have now brought a Second Motion for Sanctions due to further delays by the plaintiffs which is scheduled to be heard on May 4, 2022.

Other than the above, we are not party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, or results of operation. However, we may from time to time after the date of this report become subject to claims and litigation arising in the ordinary course of business. One or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which such claim or litigation is resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention, and may materially adversely affect our reputation, even if resolved in our favor.

Accountants

On February 27, 2022, our board of directors approved the dismissal of IndigoSpire CPA Group LLC. (“Indigo”) as the Company’s auditors, effective immediately.

Indigo was first engaged by the Company on November 5, 2019. No audit report of Indigo for the year ended December 31, 2020 and 2021 contained an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

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During our two most recent fiscal years and through December 21, 2020, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between us and Indigo on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Indigo would have caused Indigo to make reference to the subject matter of such disagreement in connection with its reports on the financial statements for such periods and (ii) except with respect to the restatement of our audited financial statements as of and for the fiscal years ended December 31, 2020 and 2019, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Indigo with a copy of the disclosure contained herein and requested that Indigo furnish a letter stating whether or not it agreed with the statements herein and, if not, stating the respects in which it does not agree. On February 8, 2022, Indigo provided its letter stating it agreed with the statements herein.

Engagement of New Independent Registered Accounting Firm

In February 2022, our board of directors approved the appointment of L J Soldinger Associates, LLC (“Soldinger”) as our new independent registered public accounting firm. Prior to adoption by the new board, our sole board member and controlling shareholder, engaged L J Soldinger Associates, LLC in December 2021 to audit our financial statements for the years ended December 31, 2021 and 2020.

During our two most recent fiscal years ended December 31, 2021 and 2020, neither we nor anyone acting on our behalf consulted with Soldinger regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, in connection with which either a written report or oral advice was provided to the Company that Soldinger concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Report.

General

BIOLIFE4D CORPORATION is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts first for cardiotoxicity testing and ultimately potentially suitable for implantation.

We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing), and computing technology – all having reached a level of maturity where we believe that commercially viable bioprinting solutions can be created through optimization, not invention. It is impossible to predict the exact amount of time it will take to fully optimize this process. We also need to obtain the approval of the FDA and it is impossible to predict the timeframe of the FDA approval process.

Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of our development stage product. We reported net losses of approximately $1.5 million and $1.7 million for the years ended December 31, 2021, and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $6.6 million. We expect to continue to incur significant expenses and increasing operating losses until we have a commercially viable product. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities including, but not limited to the following:

●	Purchase additional lab equipment for our pre-mini heart and post mini-heart testing;
●	Build out of additional lab space, lab supplies;
●	Hire additional lab, research, and science personnel;
●	Add operational, legal, compliance, financial, investor relations, and management information systems personnel, for commercialization efforts and support our operations as a new public company.

We will not generate revenue from product sales unless and until we successfully complete our mini heart. If we are successful in developing the mini heart; we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, and distribution. Further, we expect to incur additional costs associated with operating as a public company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back, or discontinue the development and commercialization of our products.

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Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from any sources, including product sales, and do not expect to generate any revenue from the sale of products for the foreseeable future. If our development efforts for our product candidates are successful, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for our research activities, including our discovery efforts and the development of our product candidates. These expenses include salaries and related personnel cost, including stock based compensation, research supplies, rent, independent contractors, and research and development advisory board costs and other costs that directly support our research and development activities.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our executives and other administrative functions. General and administrative expenses include legal fees, accounting, auditing, consulting, and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Loan Forgiveness. Loan forgiveness relates to the Paycheck Protection Program under the CARES Act.

Interest Income. Interest income consists of interest earned on our cash balances.

Interest Expense. Interest expenses consist of interest on convertible debt and related party debt.

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Income Taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credit carryforwards will not be realized.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021, were approximately $1 million, compared to approximately $0.9 million for the year ended December 31, 2020. The increase approximately of $0.1 million in general and administrative expenses primarily relates to increase in salaries and personnel-related costs along with an increase in professional fees.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021, were approximately $0.8 million compared to approximately $0.7 million for the year ended December 31, 2020. The increase of approximately $0.1 million in research and development expenses in 2021 from 2020 primarily relates to stock based compensation costs incurred in 2021 offset by reductions in advisory board and employee wages incurred in 2021 vs. 2020.

Other Income (Expense)

Loan Forgiveness. In 2021, approximately $0.4 million of loans issued to us pursuant to the Payroll Protect Program under the CARES Act were forgiven. In 2020, we did not have any loans forgiven.

Interest Income. Interest income for the years ended December 31, 2021 and 2020 was minimal and consisted of interest earned on invested cash balances.

Other Income (Expense), Net. Interest expense for the years ended December 31, 2021 and 2020 was approximately $0.1 million, and was primarily related to our convertible note.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $6.6 million, incurred a net loss of approximately $1.5 million and cash outflows from operations of approximately $1.1 million as of and for the year ended December 31, 2021. Further, we expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

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Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of December 31, 2021, we had cash and cash equivalents of $0.9 million. In January 2022, the holders of $600,000 of outstanding convertible notes were notified that we elected, under provisions contained in the note agreements, to extend the maturity date of the convertible notes until January 2024. The result of this election increased the interest rate under the convertible notes to 12% per annum.

Operating Activities

During the year ended December 31, 2021, operating activities used $(1.1) million of cash, primarily resulting from our net loss of approximately $(1.5) million, partially offset by non-cash charges of approximately $0.3 million and net cash provided by changes in our operating assets and liabilities of $0.1 million.

During the year ended December 31, 2020, operating activities used approximately $(1.5) million of cash, primarily resulting from our net loss of approximately $(1.7) million, partially offset by non-cash charges of approximately $0.3 million.

Financing Activities

During the year ended December 31, 2021, net cash provided by financing activities was approximately $1.7 million, consisting of net proceeds from the sale of common stock of approximately $1.6 million and proceeds of approximately $0.2 million from borrowings under the Payroll Protection Loan program.

During the year ended December 31, 2020, net cash provided by financing activities was approximately $0.5 million, consisting of net proceeds, after deducting offering costs, from the sale of common stock of approximately $0.5 million and proceeds of approximately $0.2 million from borrowings under the Payroll Protection Loan program. This was partially offset by a repayment of approximately $(0.3) million shareholder loan.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our research and development to create a mini heart. In addition, transition from a private company to a publicly-traded company will increase our reporting and compliance cost.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

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Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Stock-Based Compensation

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. We recognize compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, we estimate the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. We account for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. Our common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

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We have adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that we are obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on our behalf, and costs related to salaries, benefits, bonuses, and stock-based compensation granted to employees in research and development functions.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include:

●	a requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in an initial public offering registration statement;
●	an exemption to provide fewer than five years of selected financial data in an initial public offering registration statement;
●	an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting;
●	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies; and
●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer.

We have elected to adopt the reduced disclosure requirements available to emerging growth companies. As a result of this election, the information that we provide in this report may be different than the information you may receive from other public companies in which you hold equity interests.

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We would cease to be an “emerging growth company” upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700,000,000 as of the end of the second quarter of that fiscal year.

ITEM 3. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the Company as of the date of this filing are as follows:

We are managed by our directors and executive officers We also have a Scientific Advisory Board that our management consults with.

Directors and Executive Officers

Our board of directors consists of three directors. As a controlled company, we are not required to have a majority of our board of directors be independent. We currently have two independent directors. Our directors will serve for one-year terms and until their successors are duly elected and qualified. There will be no cumulative voting in the election of directors. Consequently, at each annual meeting, the successors to each of our three directors will be elected by a plurality of the votes cast at that meeting.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this report.

Name	Age	Position with the Company	Date Joined the Company
Steven Morris	57	Chief Executive Officer, Secretary, and Chairman of our Board of Directors	November 14, 2016
Kate Lewis	60	President	September 15, 2020
Wesley Ramjeet	56	Chief Financial Officer	February 1, 2022
Dr. Jeffrey Morgan	47	Chief Medical Officer	August 23, 2017
Stephen Simes	70	Director	February 4, 2022
Lisa Kelley	55	Director	February 4, 2022

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Biographical Information

Directors and Executive Officers

The following is a summary of certain biographical information concerning our current directors and our executive officers.

Steven Morris – Chief Executive Officer, Secretary and Chairman of the Board of Directors

Steven Morris has more than 20 years of extensive experience in the precision machining and manufacturing industries, including 15 years serving as President of privately-held Inland Midwest Corporation (IMC) from 2000 to 2014. He acquired a controlling interest in IMC and led the company’s transformation into a premier, state-of-the-art facility catering exclusively to the medical technologies industry. By concentrating on strategic process optimization, technical innovation, quality, and customer service, IMC became a preeminent supplier in the industry counting some of the largest U.S. and international medical companies as its customers. The company was marketed as a “boutique” supplier to select industry OEM leaders, including Medtronic Spinal and Biologics, Wright Medical, Biomet, and Zimmer.

Under Morris’ leadership, the company achieved much success including earning many Supplier of the Year awards from various customers. In fact, Medtronic, a multi-billion dollar international leader in the medical industry, ranked IMC among its top global suppliers for its Spine and Biologics division.

After several years of high profitability, Morris negotiated a successful exit strategy and sold the company in 2011. He remained on as President for more than two years following the sale.

After leaving IMC, from 2014 to 2016, he formed Creative Manufacturing Consulting Solutions (CMCS), a consulting company focused on achieving sustainable manufacturing solutions in the areas of operational and process optimization, quality system development and optimization, and industry and regulatory compliance – particularly those related to ISO and the FDA.

While leading CMCS, Morris simultaneously conducted more than two years of in-depth research into the specific processes and technologies of the 3D bioprinting and regenerative medicine field – and quickly recognized the nearly unlimited financial and human potential of this emerging market. Coupling his vast hands-on experience in medical manufacturing with extensive research and a partnership with industry-leading experts he formed BIOLIFE4D in 2016, a regenerative medicine 3D bioprinting company with the goal of facilitating the biological printing of viable human organs for utilization in patient-specific human transplantation.

Morris went to college at Tulane University as an undergraduate and then continued his studies at the University of Texas, Austin where he studied business. He has served for more than a decade on the executive board of the Illinois Manufacturing Foundation, a non-profit organization dedicated to job-specific skill set training and job placement for unemployed, underemployed, at-risk, and other individuals who faced challenges and are looking for a second chance. He is also a Big Brother, providing guidance and mentoring to the same individual for over 35 years.

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Kate Lewis – President

Kate Lewis was appointed President in September 2020, after joining us in 2019 to lead our Market and Business Development efforts. Applying her commercialization expertise, she has been developing our message, identifying critical stakeholders, building strategic partnerships, and expanding marketplace position.

Lewis is a seasoned, strategic business executive, with over 25 years of experience, working alongside global leaders within the pharmaceutical, transplantation and regulatory industries. Accomplished in her field, she has served as an active Board member on the American Lung Association and has been a GlaxoSmithKline (“GSK”) President’s Club Award winner for many years. The strength of her relationships in the pharmaceutical and medical communities and her gift of communicating complex issues and technologies to the public is part of what Lewis brings to our team.

Lewis is dedicated to the mission of perfecting the technology to make viable organ replacement a safe, accessible, and affordable reality. As President, Lewis champions our message to individuals who could benefit most: patients with heart conditions, healthcare professionals treating individuals with cardiac issues, and pharmaceutical companies developing new therapies/treatments which require cardiotoxicity testing, as part of their FDA approval process.

Prior to joining us, Lewis was Founder of Nottingham Associates from June 2000 to December 2016, a consulting firm focused on strategic client solutions for Pharma. Her work included refining market development initiatives and building Key Opinion Leader (KOL) boards within the pharmaceutical industry, clinical research, medical associations, and advocacy organizations. Another significant accomplishment was assisting to increase market share of the number one treatment of asthma globally and contributing to the improvement in quality-of-life for countless individuals suffering from asthma. Additionally, through a collaboration with Harvard University and GSK, Lewis helped design a groundbreaking study - “Asthma in America” – which helped identify 4.3 million individuals with previously undiagnosed asthma.

Lewis received her Bachelor’s in Fine Arts and Business from Ball State University and San Diego State University, respectively. She has earned certificates from Harvard University Executive Leadership Programs and as a National Asthma Educator. She has been trained in Tony Robbins Business Mastery, Stephen Covey’s Leadership, Myers-Briggs Type Indicator (MBTI), and in Fine Arts Mastery from the Cleveland Foundation. She also actively participates in National Association for Female Executives and Women in BIO.

Lewis has come full circle in her mission to advance the health and wellness of others. Having lost her husband to a heart attack and her father to lung disease as a child, she has dedicated her professional career to education and advancing therapies which improve the quality-of-life for others. Lewis’ other passions include being involved in community, philanthropic, and humanitarian activities. These include being a founder and serving on the Board of Home of the Sparrow for abused and battered women and spearheading medical relief efforts and humanitarian aid for both Hurricane Irma and Maria survivors in the Caribbean. Lewis also enjoys spending time with her two sons and extended family.

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Wesley Ramjeet – Chief Financial Officer

Wesley Ramjeet is the founder and CEO of PPMT Strategic Group, a New York based consulting firm since 2014. Mr. Ramjeet has been the Managing Partner of Profit Planners, Inc., a private New York consulting company since 2003. Mr. Ramjeet is the Founder and Chairman of MD Logic Health a supplement company that sells nutritional supplements to doctors and direct to consumers. Mr. Ramjeet is also the Chairman of SNN, Inc a financial media company that covers the micro-cap marketplace. Prior to founding Profit Planners, Inc., Mr. Ramjeet was the interim Chief Financial Officer of Youth Stream Media, Inc., a NASDAQ-traded public company. Mr. Ramjeet began his professional career in the Entrepreneurial Services Group at Ernst and Young, LLP. During his nine years at Ernst and Young, Mr. Ramjeet served both private and publicly traded companies in various industries. Mr. Ramjeet received his bachelor’s degree in accounting from St. John’s University and is a CPA.

Jeffrey Adam Morgan, M.D., FACS, FACC –Chief Medical Officer

Cardiac Surgeon, Surgical Director Mechanical Circulatory Support and Heart Transplant, Sheba Medical Center, Tel Aviv, Israel

Former Professor and Chief, Division of Cardiothoracic Transplantation and Circulatory Support, Baylor College of Medicine (BCM)

Former Surgical Director, Advanced Heart Failure Center of Excellence, BCM

Sue Smith Endowed Chair of Surgery, BCM

Former Surgical Director, Mechanical Circulatory Support and Cardiac Transplantation, Texas Heart Institute

An accomplished academic and medical professional, Dr. Morgan is currently a Cardiac Surgeon and Surgical Director at Sheba Medical Center since May 2019. Dr. Morgan has held multiple positions of leadership at Baylor College of Medicine from January 2016 through May 2019, including Chief of the Division of Cardiothoracic Transplantation and Circulatory Support; Surgical Director for the Advanced Heart Failure Center of Excellence, and the Lester and the Sue Smith Endowed Chair of Surgery. He was also Surgical Director of Mechanical Circulatory Support and Cardiac Transplantation at Texas Heart Institute.

Dr. Morgan specializes in treating patients with advanced heart and/or lung failure. Dr. Morgan implants mechanical circulatory support devices for left ventricular, right ventricular, or biventricular failure as a bridge to transplant (BTT) or destination therapy (DT). This includes left ventricular assist devices (LVADs), such as the HeartMate II, HeartMate III, and HeartWare HVAD, as well as the Syncardia total artificial heart (TAH).

Dr. Morgan completed his General Surgery Residency at Mount Sinai Medical Center in New York and his Cardiothoracic Surgery Residency at New York University. He went on to complete fellowship training in cardiac transplantation and mechanical circulatory support at Columbia Presbyterian Medical Center.

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Prior to joining the teams at Baylor and Texas Heart Institute, Dr. Morgan previously held a position as associate professor at Wayne State University School of Medicine. He served as surgical director for Mechanical Circulatory Support and associate director for Heart and Lung Transplantation at Henry Ford Hospital in Detroit.

Dr. Morgan’s research is focused on advanced heart failure with numerous publications, national and international presentations, and book chapters to his credit. He is the section editor for Adult Mechanical Circulatory Support for the American Society of Artificial Internal Organs (ASAIO) Journal and is on the Editorial Board of The Journal of Heart and Lung Transplantation. He is also a reviewer for several other journals including The Annals of Thoracic Surgery and the Journal of the American College of Cardiology. Dr. Morgan served on the ISHLT Standards and Guidelines Committee and was a Task Force chair for the ISHLT Guidelines for MCS. He is also a previous chair of the Cardiac Track Programming Committee for the ASAIO Annual Conference. Dr. Morgan has moderated numerous sessions on mechanical support and transplant at ASAIO, ISHLT, and the American College of Cardiology.

Dr. Morgan is passionate about improving outcomes in patients with advanced heart or lung failure. He has participated in numerous clinical trials including Thoratec’s HeartMate II BTT and DT trials, Heartware’s HVAD BTT and DT trials, the HeartMate III trial, and Syncardia’s 50 cc TAH trial.

In addition, he is investigating the utility of stem cells as an adjunct measure for myocardial recovery, as part of the LVAD MPC II trial.

Dr. Morgan completed his undergraduate studies at Yeshiva University in New York City before earning an MD from Albert Einstein College of Medicine. He completed a residency in General Surgery at Mount Sinai Medical Center, a residency in Cardiothoracic Surgery at New York University and a Fellowship in Cardiac Transplantation and Mechanical Circulatory Support at Columbia Presbyterian Medical Center.

Dr. Morgan is a member of the American Medical Association, the International Society of Heart and Lung Transplant, the Society of Thoracic Surgeons, and the American Society for Artificial Internal Organs. He is also certified by the American Board of Thoracic Surgery and the American Board of General Surgery.

Stephen Simes — Director

Stephen Simes has proven success leading emerging specialty pharmaceutical companies in achievement of drug approvals, financings, and business development transactions.

Currently, Stephen is chairman of the board for Bio-XL Limited, an Israeli company developing products in oncology. He was on the board of directors for Therapix Biosciences from 2016 to 2020. Stephen is an advisor for SmartHealth Catalyzer and an advisor for several emerging companies in varied therapeutic areas including Alzheimer’s disease, a treatment for cardiac arrest, and cannabinoids. Previously, Stephen sat on the board of directors for RestorGenex Corporation (2014-2016), Ceregene, Inc. (2009-2013), BioSante Pharmaceuticals (1998-2013), Unimed Pharmaceuticals, Inc. (1994-1997), Bio-Technology General (1993-1995), and Gynex Pharmaceuticals, Inc. (1989-1993). Stephen was the CEO for RestorGenex Corporation from 2014 to 2016. Prior to RestorGenex, from 1998 to 2013, Stephen was the President and CEO of BioSante Pharmaceuticals, which was acquired by ANI Pharmaceuticals (NASDAQ: ANIP) in June 2013. Stephen has a BSc in Chemistry from Brooklyn College of the City University of New York and an MBA from New York University.

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Lisa Kelley — Director

Lisa Kelley is an accomplished Senior Finance/Operations Executive and Board Member with more than 25 years of success in the electronics, telecommunications, manufacturing, and consumer goods industries.

Currently, Lisa provides consulting and fractional CFO services. Previously, Lisa was the VP of Global Logistics at Avnet, Inc. (AVT), a Fortune 500 company that markets, distributes, and adds value to a wide variety of electronics components, enterprise computer products and embedded subsystems to a broad base of more than 100,000 customers and 800 suppliers with over $20 billion in revenue operating in 100+ countries. Lisa joined Avnet as the Chief Audit Executive leading risk management strategy and establishing global audit practice in trade compliance, anti-corruption and data privacy/cyber-security.

Prior to joining Avnet in 2014, Lisa was in several senior leadership roles at Asurion, a global leader in technology protection services with over $6 billion in revenue. During Lisa’s nine years with Asurion she primarily served as the Group CFO for Asurion Global Supply Chain, Customer Care & Program Management. Before joining Asurion, Lisa was the Chief Accounting Officer for Brightpoint, a publicly traded company, which was acquired by Ingram Micro in 2012. Brightpoint was a $1.9 billion distribution and logistics services company supporting the global wireless telecommunications and data industry. From 1992 through 2003, Lisa had varied roles with Plexus Corp., a publicly traded global electronics contract manufacturer. Roles included Vice-President of Corporate Development, Vice-President of Finance, Corporate Controller and Treasurer.

Lisa has six years of public accounting experience, is a Certified Public Accountant and Certified Management Accountant with an MBA from the University of Wisconsin. Lisa currently serves on two private company boards (Barron Lighting Group and Project 2121), a not-for-profit board (Arizona Sustainability Alliance) and numerous professional boards including, chair of the Association of International Certified Professional Accountants (AICPA) Joint Trial Board, past member of the AICPA Board of Trustees, and past-chair of Tennessee State University Accounting Advisory Board.

She is active within her profession as she has served on various executive committees for the AICPA, AACSB Accounting Accreditation committee, past-chair of the Financial Executives International - Nashville chapter, and a past-member of the Tennessee Society of Certified Public Accountants and the Wisconsin Institute of Certified Public Accountants.

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Scientific Advisory Board

Our Scientific Advisory Board is comprised of various individuals who are leaders in their specific research activities, including but not limited to life sciences, biomaterials, bioprinting, organ transplantation, and more, all of which contribute to the ultimate process of bioengineering cardiac constructs. Our Scientific Advisory Board is strategically organized to take advantage of each advisor’s expertise as we concentrate on related activities in the lab. While there are no formal rules or procedures for the Scientific Advisory Board, scientific advisors typically engage now via Zoom calls where they interact with appropriate members of the laboratory team in real-time, lending expertise and guidance as needed. There are also regularly scheduled calls with advisors and advisors visit the lab in person as requested. Science advisors have been compensated both in stock as well as paid for their time.

The following is a summary of certain biographical information concerning the members of our Scientific Advisory Board.

Ibrahim Ozbolat, Ph.D.

Associate Professor of Engineering Science and Mechanics

Penn State University

Dr. Ibrahim Ozbolat is an Associate Professor of Engineering Science and Mechanics in the Biomedical Engineering Department at Penn State University.

He received his Ph.D. in tissue engineering from the University at Buffalo (SUNY) in Buffalo, New York, and dual B.S. degrees in Mechanical Engineering and in Industrial Engineering from Middle East Technical University in Ankara, Turkey.

At Penn State, Dr. Ozbolat is a faculty member of the Huck Institute of the Life Sciences, Materials Research Institute, Center for Neural Engineering, Center for Innovative Materials Processing through Direct Digital Deposition, and Center for Research on Advanced Fiber Technologies. Previously, he was a faculty member of The University of Iowa, Iowa City, Iowa and spearheaded the Advanced Manufacturing Technology Group and the Biomanufacturing Laboratory.

He is also Principal Investigator at the Ozbolat Lab at Penn State, focusing on establishing cutting-edge bioprinting science and technology for various areas in regenerative medicine. Dr. Ozbolat’s major research thrust is in the area of Bioprinting and Tissue Engineering, with a focus on establishing cutting-edge bioprinting science and technologies in tissue and organ fabrication. Some of his current research interests include development of new bioinks for advanced tissue printing, development of new bioprinter technologies, understanding the physics of the bioprinting process, and scaling up the 3D bioprinting process for tissues and organs.

Dr. Ozbolat’s research on bioprinting for tissue and organ fabrication has been published in several high regarded venues. He has received various awards and been featured in national and international media numerous times. He frequently presents at global forums, conferences and seminars and organizes demonstrations and events for the public and youth – encouraging the participation of future leaders in medicine, engineering, and science.

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Sean Palecek, Ph.D.

Professor of Chemical and Biological Engineering

University of Wisconsin at Madison

Dr. Sean Palecek is a Professor of Chemical and Biological Engineering at the University of Wisconsin at Madison. He is also affiliated with the Department of Biomedical Engineering, the Stem Cell and Regenerative Medicine Center, and WiCell Research Institute.

He received his B.Ch.E. in Chemical Engineering from the University of Delaware majoring in chemical engineering with a minor in biology, M.S. in Chemical Engineering from the University of Illinois at Urbana-Champaign, and Ph.D. in Chemical Engineering from MIT.

Dr. Palecek is also Principal Investigator of the Palecek Group, with research interests that include cellular engineering, tissue engineering, stem cells, intercellular communication, and robust cardiomyocyte differentiation.

His team at the Department of Chemical and Biological Engineering at the University of Wisconsin at Madison identifies chemical and mechanical cues that regulate human pluripotent stem cell self-renewal and differentiation, then uses those principles to design culture systems that apply those cues in the appropriate spatial and temporal manner.

His team has developed a protocol for the differentiation of stem cells which is uniform, inexpensive, and far more efficient than alternative strategies. The protocol is both efficient and robust. The ability to make key heart cells in abundance and in a precisely defined way is critical because it shows the potential to make the production of large, uniform batches of cardiomyocytes.

He is interested in characterizing the nature in which quantitative changes in the flow of cellular signals and cellular signaling networks can control a wide variety of cellular processes in order to design strategies to stimulate or inhibit cellular signaling pathways either at the chemical or physical level, and thereby regulate cell functions. Stem cells make differentiation decisions based on signals from their microenvironment and he is likewise interested in how adhesive forces and mechanical strain affect self-renewal and differentiation. Dr. Palecek is a recipient of a National Science Foundation CAREER award.

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Shayn Peirce-Cottler, Ph.D.

Professor, Biomedical Engineering

University of Virginia

Dr. Shayn Peirce-Cottler is Professor of Biomedical Engineering (BME), Professor of Ophthalmology (joint appointment), and Professor of Plastic Surgery (joint appointment) at the University of Virginia. She is also a member of the Cardiovascular Research Center (CVRC) and Associate Director of the Cardiovascular Training Grant (CVTG).

Her research focus is on tissue engineering and regeneration, computational systems biology, vascular growth and remodeling, stem cell therapies, with numerous research publications to her credit.

Dr. Peirce-Cottler is Principal Investigator at UVa’s Peirce-Cottler Laboratory which uses a parallel approach that combines experimental models with agent-based computational models to guide the development of new approaches in tissue engineering and regenerative medicine. That work earned her induction to the American Institute for Medical and Biological Engineering’s College of Fellows.

Dr. Peirce-Cottler teaches courses at the undergraduate and graduate levels, and has also taught lectures and seminars to Medical School students and Medical Residents. For six years, she taught the year-long BME Capstone Design course required for all undergraduates at UVA majoring in BME. She also teaches a “Introduction to Biomedical Engineering” course offered to all second year BME students at UVa, covering such topics as medical device design, regulation and commercialization, communication, professionalism, and ethics.

Peirce-Cottler earned her Ph.D in Biomedical Engineering from UVa, along with B.S. degrees in Biomedical Engineering and Engineering Mechanics from Johns Hopkins University. In 2004, she was named to MIT Technology Review’s annual list of “Innovators Under 35.”

Raimond L. Winslow, Ph.D.

Director, Institute for Computational Medicine, Johns Hopkins University

Director of the Center for Cardiovascular Bioinformatics and Modeling, Johns Hopkins University

Professor, Department of Biomedical Engineering, Johns Hopkins University

Dr. Raimond L. Winslow is a Professor of Biomedical Engineering at the Johns Hopkins University School of Medicine. He holds an additional appointment in the Whiting School of Engineering at Johns Hopkins, where he serves as Director of the Institute for Computational Medicine and Director of the Center for Cardiovascular Bioinformatics and Modeling.

Dr. Winslow holds a B.S. in electrical engineering from Worcester Polytechnic Institute and a Ph.D. in biomedical engineering from the Johns Hopkins University. He concluded his training at the Institute for Biomedical Computing and Department of Neurology within Washington University in St. Louis. He joined the faculty of Johns Hopkins in 1991 as an assistant professor, became an associate professor in 1994 and a full professor in 2000.

Dr. Winslow is a fellow of the Biomedical Engineering Society, American Heart Association and American Institute for Medical and Biological Engineering. He serves as Specialty Editor in Chief for the journal Frontiers in Computational Physiology and Medicine, and as a member of the editorial boards of Circulation Research, The Journal of Molecular and Cellular Cardiology, IET Systems Biology and the International Journal of Computational Medicine and Healthcare. He has authored or co-authored more than 130 peer-reviewed articles and 12 book chapters, received numerous grants and awards, and holds one patent.

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Janet Zoldan, Ph.D.

Assistant Professor, Biomedical Engineering

University of Texas at Austin

Dr. Janet Zoldan is assistant professor at The University of Texas at Austin in the Department of Biomedical Engineering. She received her master’s degree and Ph.D. in materials engineering from Technion-Israel Institute of Technology, after which she completed her postdoctoral training at the Massachusetts Institute of Technology.

Dr. Zoldan is also Principal Investigator at The Zoldan Group, a research lab focused on human induced pluripotent stem cells (iPSCs) as a model system to explore key principles underlying tissue formation processes by integrating and applying materials and stem cell bioengineering.

The Zoldan Group is a dedicated to further elucidating the effects of a stem cell’s microenvironment on the cell’s proliferation, migration, and differentiation.

Utilizing a unique microfluidic device to deliver proteins into the cytoplasm of iPSCs, Zoldan Group researchers direct iPSC differentiation into cardiac lineages to develop safe, efficient, and robust production of patient-specific cell lines for cell replacement therapies and cardiovascular tissue engineering applications. The pluripotency of stem cells is used to create multi-cellular tissue-structures and induce tissue organization during cellular differentiation.

Dr. Zoldan has been recognized as a Children’s Glaucoma Foundation Fellow, an Aly Kaufmann Fellow, and with a Katz Family Award for Outstanding Excellency. Her research is featured in numerous publications such as the Proceedings of the National Academy of Sciences as well as the international journal Biomaterials.

Family Relationships

There are no family relationships between any of our directors or executive officers.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table

The following table summarizes information regarding the compensation for fiscal years 2021 and 2020 for our named executive officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Steven Morris, Chief Executive Officer, Secretary, and Chairman of the Board of Directors	2021	240,000	-0-	-0-	-0-	240,000
	2020	240,000	-0-	-0-	-0-	240,000
Kate Lewis, President	2021	120,000	-0-	-0-	-0-	120,000
	2020	120,000	-0-	-0-	-0-	120,000
Jim Hechtman, Former Chief Financial Officer and Treasurer(1)	2021	-0-	-0-	-0-	-0-
	2020	-0-	-0-	-0-	-0-
Dr. Jeffrey Morgan, Chief Medical Officer	2021	-0-	-0-	261,000	-0-	261,000
	2020	7,500	-0-	-0-	-0-	7,500

(1)	Resigned effective February 1, 2022; was not compensated personally, but the accounting firm for which he is a partner invoiced the Company for bookkeeping services in the amount of $24,260 and $17,265 for 2020 and 2021, respectively.

Narrative to Summary Compensation Table

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our shareholders in a way that allows us to attract and retain the best executive talent.

Annual Base Salary. Base salary is designed to compensate our named executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, our compensation committee considers each executive’s role and responsibility, unique skills, future potential with us, salary levels for similar positions in our market and internal pay equity.

Option Plan. We plan to offer option awards to executives and other employees, in the discretion of the board of directors, considering the executive’s role and other compensation.

Health/Welfare Plans. We have a healthcare plan available to all employees, including our executives, who become eligible after 90 days of employment.

PTO Plan. Executives may take PTO at any time, at their own reasonable discretion.

Employment Agreements with our Named Executive Officers

Kate Lewis- Employment Agreement

We have an employment agreement with our President, Kate Lewis, effective as of September 15, 2020 and terminable at any time by either party upon two weeks prior notice. Ms. Lewis is entitled to a monthly gross salary of $10,000 and is eligible to participate in any of our sponsored benefit programs. We also reimburse Ms. Lewis for all reasonable costs and expenses incurred in performing services for us.

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Wesley Ramjeet- CFO Agreement

We have a consulting agreement with our Chief Financial Officer, Wesley Ramjeet, effective as of February 1, 2022, for a term of two years, subject to extension by mutual agreement unless terminated earlier by either party upon 30 days written notice. Mr. Ramjeet serves as a non-employee Chief Financial Officer on a part time basis. Mr. Ramjeet is entitled to compensation of (a) initial cash compensation of $5,000 upon execution of the agreement; (b) $5,000 per month for the next 23 months (or until the agreement is terminated) for up to 20 hours of services per month; (c) any additional time over 20 hours per month shall be billed at $350 per hour; and (d) 2,000 shares of common stock pursuant to our 2022 Restricted Stock Plan for each month that Mr. Ramjeet is our CFO. We also reimburse Mr. Ramjeet for all reasonable and pre-approved out-of-pocket expenses incurred in performing services for us.

Dr. Jeffrey Morgan- Advisory Board Agreement

Our Chief Medical Officer, Dr. Jeffrey Morgan, has an Advisory Board Agreement, as amended, effective February 1, 2022, whereby he currently receives $2,500 per month to serve as our CMO, participate in Advisory Board meetings, and to be available on an as-needed basis for research, lab set up, research and development and strategy. Dr. Morgan’s compensation will increase to $5,000 per month when we enter the next stage of development of product and he is requested to perform services in connection with the design of GLP preclinical studies, creations of data reports, establishment of clinical criteria for human implantation, selection of trial sites, standardization of clinical protocols, post-operative care, and similar services. To date, Dr. Morgan has been granted 2,500 shares of common stock and has options to purchase 140,000 shares of our common stock at an exercise price of $10.00 per share and 30,000 shares of our common stock at an exercise price of $13.50 per share. Dr. Morgan continues to earn 2,000 stock options per month for his services to us.

Director Compensation

From our inception on November 14, 2016 to 2021, we paid no compensation to any member of our board of directors for services rendered as a director.

On February 4, 2022, we entered into Director Agreements with each of the members of the board of directors. Pursuant to the Director Agreements, the compensation to the directors is as follows: (a) cash compensation of $30,000 per annum; and (b) an annual grant of options to purchase 25,000 shares of common stock, the first grant being on the day of appointment, and thereafter being on the date of each annual re-election or re-appointment to the board of directors (the “Annual Grant”). The Annual Grant will vest in full on the first anniversary of each grant date. In addition, in the event that the director is a member of any committee, he or she will be entitled to (c) additional annual cash compensation of $4,000 for being a non-chair member; or (d) additional annual cash compensation of $8,000 for being the chair of a committee.

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2022 Stock Option Plan

On February 3, 2022, we adopted the 2022 Incentive and Nonstatutory Stock Option Plan which provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), to our employees and the employees of any future subsidiary corporation, and for the grant of non-statutory stock options to non-employees, including directors and other service providers (the “2022 Stock Option Plan”).

Authorized Shares. A total of 5,000,000 shares of our common stock have been reserved for issuance pursuant to the exercise of options issued from the 2022 Stock Option Plan.

Plan Administration. Our board of directors administers our 2022 Stock Option Plan.

Stock Options. Stock options may be granted under our 2022 Stock Option Plan. The exercise price of options granted under our 2022 Stock Option Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2022 Stock Option Plan, the administrator determines the other terms of options.

Options Granted. To date, pursuant to our 2022 Stock Option Plan, we have issued to our employees, officers, and directors 75,000 options to purchase shares of our common stock.

Non-transferability of Awards. Unless the administrator provides otherwise, our 2022 Stock Option Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2022 Stock Option Plan, the administrator will adjust the number and class of shares that may be delivered under our 2022 Stock Option Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2022 Stock Option Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

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Merger or Change in Control. Our 2022 Stock Option Plan provides that in the event of a merger or change in control, as defined under the 2022 Stock Option Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment; Termination. The administrator has the authority to amend, suspend, or terminate the 2022 Stock Option Plan provided such action will not impair the existing rights of any participant. Our 2022 Stock Option Plan will automatically terminate in 2032, unless we terminate it sooner.

2022 Restricted Stock Plan

On February 3, 2022, the board of directors adopted the 2022 Restricted Stock Plan (the “2022 Restricted Stock Plan”) which provides for the grant of common stock awards and performance awards to our officers, directors, and key employees or of any subsidiary corporation.

Purpose of the Plan. The 2022 Restricted Stock Plan is intended to provide incentives which will attract, retain, motivate, and reward our officers, directors, and key employees or any of our Affiliates (“Participants”), by providing them opportunities to acquire shares of our common stock.

Stock Subject to the Plan. The aggregate number of shares of common stock that may be subject to Awards granted under the 2022 Restricted Stock Plan is 5,000,000 shares of common stock. If any shares of common stock are forfeited, retained by us as payment of tax withholding obligations with respect to an Award, or surrendered to us to satisfy tax withholding obligations, such shares of common stock will be added back to the shares available for Awards. The 2022 Restricted Stock Plan contains certain adjustment provisions relating to stock dividends, stock splits, and the like.

Administration of the Plan. The 2022 Restricted Stock Plan will be administered by the board of directors. The board of directors will have the full power and authority to grant Awards to the persons eligible to receive such Awards and to determine the amount, type, terms, and conditions of each such Award.

Eligibility. Participants consist of such officers, directors, and key employees of us or any of our Affiliates as the board of directors, in its sole discretion, determines to be significantly responsible for our success and future growth and profitability and whom the board of directors may designate from time to time to receive Awards under the 2022 Restricted Stock Plan.

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Types of Awards. Stock Awards and Performance Awards may, as determined by the board of directors, in its discretion, constitute Performance-Based Awards.

Stock Awards. The board of directors is authorized to grant Stock Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock underlying each Stock Award. Each Stock Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the Participant’s employment or membership on the board of directors, as applicable, within specified periods.

Performance Awards. The board of directors is authorized to grant Performance Awards and will, in its sole discretion, determine the recipients and the number of shares of common stock that may be subject to each Performance Award. Each Performance Award will be subject to such terms and conditions consistent with the 2022 Restricted Stock Plan as determined by the board of directors and as set forth in an Award agreement. The board of directors will set performance targets at its discretion which, depending on the extent to which they are met, will determine the number of Performance Awards that will be paid out to the Participants and may attach to such Performance Awards one or more restrictions. Performance targets may be based upon, without limitation, Company-wide, divisional and/or individual performance.

The board of directors has the authority to adjust performance targets. The board of directors also has the authority to permit a Participant to elect to defer the receipt of any Performance Award, subject to the 2022 Restricted Stock Plan.

Performance-Based Awards. Certain Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan and the compensation attributable to such Awards are intended to (i) qualify as Performance-Based Awards or (ii) be otherwise exempt from the deduction limitation imposed by Section 162(m) of the Code.

The board of directors determines whether Stock Awards and Performance Awards granted under the 2022 Restricted Stock Plan qualify as Performance-Based Awards. The board of directors will establish in writing the performance goals, the vesting period, the performance targets, and any other terms and conditions of the Award in its sole discretion.

Vesting. Awards granted to Participants under the 2022 Restricted Stock Plan may be subject to a graded vesting schedule with a minimum vesting period of two years, unless otherwise determined by the board of directors.

If there is a Change in Control, all unvested Awards granted under the 2022 Restricted Stock Plan will become fully vested immediately upon the occurrence of the Change in Control and such vested Awards will be paid out or settled, as applicable, within 60 days upon the occurrence of the Change in Control, subject to requirements of applicable laws and regulations.

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Subject to the discretion of the board of directors, if a Participant’s employment or membership on the board of directors is terminated due to death or Disability, then all unvested and/or unearned Awards will be forfeited as of such date.

Section 409A of the Code. Awards under the 2022 Restricted Stock Plan are intended either to be exempt from the rules of Section 409A of the Code or to satisfy those rules and shall be construed accordingly. However, we will not be liable to any Participant or other holder of an Award with respect to any Award-related adverse tax consequences arising under Section 409A or other provision of the Code.

Transferability. Each Award granted under the 2022 Restricted Stock Plan will not be transferable otherwise than by a will or the laws of decent and distribution or as otherwise decided by the board of directors.

Fair Market Value. For purposes of the 2022 Restricted Stock Plan, “Fair Market Value” means, as of any given date, the closing price of a share of common stock on The Nasdaq Stock Market LLC or such other public trading market on which shares of common stock are listed or quoted on that date.

Withholding. All payments or distributions of Awards made pursuant to the 2022 Restricted Stock Plan will be net of any amounts required to be withheld pursuant to applicable federal, state, and local tax withholding requirements.

Amendments. The board of directors may amend the 2022 Restricted Stock Plan from time to time or suspend or terminate it at any time. However, no amendment will be made, without approval of our shareholders to (i) increase the total number of shares which may be issued under the 2022 Restricted Stock Plan; (ii) modify the requirements as to eligibility for Awards under the 2022 Restricted Stock Plan; or (iii) otherwise materially amend the 2022 Restricted Stock Plan as provided in Nasdaq Marketplace Rules.

Term of the Plan. The 2022 Restricted Stock Plan will terminate on the tenth anniversary of its Effective Date.

Current Issuance. As of the date of this report, there have been no awards issued under the 2022 Restricted Stock Plan.

Rule 10b5-1 Sales Plan

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they would contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public. Our directors and executive officers may not establish any such plan prior to the expiration of the lock-up agreements described under “Underwriting.”

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Broker Dealer Agreements

The Company has agreed to pay Dalmore Group LLC, a service fee equal to 1% on all funds raised in the Offering. Dalmore Group will also be paid $20,000 for consulting fees and $5,000 for filing fees.

Limitation of Liability and Indemnification of Officers and Directors

Our charter documents limit the liability of our directors and officers. Our charter documents state that we shall indemnify, in accordance with and to the full extent now or hereafter permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, an action by or in the right of the company), by reason of his or her acting as a director or officer of the company (or a director or officer serving at the request of the company in any other capacity for or on behalf of the company) against any expenses (including attorneys’ fees and costs, judgments, fines, ERISA or other excise taxes, penalties and amounts paid in settlement) actually and reasonably incurred by such director or officer in respect thereof; provided, however, that, the company shall not be obligated to indemnify any such director or officer with respect to proceedings, claims, or actions initiated or brought voluntarily by such director and not by way of defense. Expenses that may be subject to indemnification hereunder shall be paid in advance of the final disposition of the action, suit, or proceeding to the full extent permitted by Delaware law subject to the company’s receipt of any undertaking required thereby. The provisions of this article of our charter documents shall be deemed to constitute a contract between us and each director or officer who serves in such capacity at any time while this article and the relevant provisions of Delaware law are in effect, and each such director or officer shall be deemed to be serving as such in reliance on the provisions of this article of the our charter documents, and any repeal of any such provisions or of such article of our charter documents shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts. If a claim under this article of our charter documents is not paid in full within 30 days after a written claim has been received by the company, the claimant may at any time thereafter bring suit against the company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been provided to the company) that the claimant has not met the standards of conduct that make it permissible under Delaware law for the company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the company. Neither the failure of the company to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because the claimant has met the applicable standard of conduct set forth in the Delaware law, nor an actual determination by the company that the claimant has not met such standard of conduct shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The rights of indemnification and advancement provided by this article of our charter documents are not exclusive of any other right to indemnification or advancement provided by law, agreement or otherwise, and shall apply to actions, suits, or proceedings commenced after the date hereof, whether or not arising from acts or omissions occurring before or after the adoption hereof, and shall continue as to a person who has ceased to be a director or officer of the company and shall inure to the benefit of the heirs, executors and administrators of such a person.

42

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth the beneficial ownership of our common stock:

●	each of our directors;

●	each of our named executive officers;

●	all of our directors and executive officers as a group; and

●	each person known by us to be the beneficial owner of 5% or more of our outstanding common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options and warrants that are either immediately exercisable or exercisable on or before the date which is 60 days after the date of this report. These shares are deemed to be outstanding and beneficially owned by the person holding those options and warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

	Amount and Nature of Beneficial Ownership
Name and Address of Beneficial Owner	Shares Owned Immediately Prior to this Offering		Percentage Immediately Prior to this Offering	Shares Owned Immediately After this Offering		Percentage Immediately After this Offering

Directors and Named Executive Officers:
Steven Morris, Chief Executive Officer, Secretary, Director	7,800,000	(1)	72.2%	7,800,000	(1)	[ ]	%

Kate Lewis, President	1,210,417		11.2%	1,210,417		[ ]	%

Wesley Ramjeet, Chief Financial Officer	-0-		-0-	-0-		-0-

Dr. Jeffrey Morgan, Chief Medical Officer	178,500	(2)	1.6%	178,500	(2)	[ ]

Stephen Simes, Director	10,000	(3)	*	10,000	(3)	*

Lisa Kelley, Director	-0-		-0-	-0-		-0-
All directors and executive officers as a group (six persons)	9,198,917		84.9%	9,198,917		[ ]	%

*Less than 1%.

(1)	Consists of 3,000,000 shares of common stock owned by the 1030 Trust; 4,800,000 shares of common stock owned by BioLife4D – SM Trust; Mr. Morris exercises voting power and control over these shares held in those trusts as trustee of both trusts.

43

(2)	Includes options to purchase 140,000 shares of common stock at an exercise price of $10.00 per share and 30,000 options to purchase shares of common stock at an exercise price of $13.50 per share. Dr. Morgan earns 2,000 stock options per month for his services to us beginning on February 1, 2022, and this amount reflects 6,000 options earned through April 2022.
(3)	Consists of 10,000 fully vested options to purchase common stock with an exercise price of $10.00.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We had the following transactions with related parties during the last two fiscal years:

In 2017, our CEO entered into an agreement to advance $250,000 to us to meet working capital needs. The advance bore interest at 9% per annum. In August 2020, the advance was repaid in full along with approximately $74,000 in accrued interest. In the year ended December 31, 2020, we recorded interest expense – related party for this advance in the amount of approximately $24,000.

In 2020 and 2021, we used the bookkeeping services of an accounting firm in which our former CFO was a partner. We incurred $17,265 and $24,260 of fees for accounting services in the years ended December 31, 2021 and 2020, respectively.

Policies and Procedures for Transactions with Related Persons

All future related party transactions will be voted upon by the disinterested board of directors. The audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee will review, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

ITEM 6. OTHER ITEMS

None.

44

ITEM 7. FINANCIAL STATEMENTS

45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors of

BioLife4D Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioLife4D Corporation. (the “Company”) as of December 31, 2021 and 2020, the related statement of operations, stockholders’ equity and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully explained in Note 1, which includes management’s plans in regards to this uncertainty, the Company has an accumulated deficit of approximately $6.6 million, incurred a net loss of approximately $1.5 million and cash outflows from operations of approximately $1.1 million as of and for the year ended December 31, 2021, and therefore there is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ LJ Soldinger Associates, LLC

Deer Park, IL

February 28, 2022

We have served as the Company’s auditor since 2021.

F-1

BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$932,885	$333,086
Prepaid expenses	28,381	10,340
Total current assets	961,266	343,426
Fixed assets, net	6,318	14,442
Other assets	16,478	1,400
TOTAL ASSETS	$984,062	$359,268

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$3,511	$-
Accrued expenses	84,760	25,018
Total current liabilities	88,271	25,018
Long-Term liabilities
Accrued interest expense	139,852	91,852
Paycheck protection loan	-	222,400
Convertible Notes net of discount	745,119	682,514
Total Long-Term Liabilities	884,971	996,766
Total Liabilities	973,242	1,021,784

Commitments and Contingencies (Note 12)	-	-

Stockholders’ Equity (deficit)
Preferred stock $0.00001 par value. 20,000,000 authorized, none issued or outstanding	$-	$-
Common stock $0.00001 par value, 50,000,000 authorized
10,834,125 and 10,708,001 issued and outstanding as of December 31, 2021 and 2020, respectively	108	107
Additional paid in capital	6,616,528	4,450,491
Subscription receivable	-	(2,700)
Accumulated deficit	(6,605,816)	(5,110,413)
Total Equity (deficit)	10,820	(662,515)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$984,062	$359,269

The accompanying notes are an integral part of these financial statements.

F-2

STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

	2021	2020

Expenses
General and administrative	$993,821	$901,692
Depreciation and amortization	8,124	6,996
Research and development	780,280	677,220
Total expenses	1,782,225	1,585,908

Net operating loss	(1,782,225)	(1,585,908)

Other Income (expenses)
Loan forgiveness	397,273	-
Interest income	154	5,138
Interest expense	(110,605)	(120,513)
Net Other Income (expenses)	286,822	(115,375)
Loss before income taxes	(1,495,403)	(1,701,283)
Income taxes	-	-
Net loss	$(1,495,403)	$(1,701,283)

Net loss per common share- basic and diluted	$(0.14)	$(0.16)
		-
Weighted-average common shares - basic and diluted	10,770,003	10,681,626

The accompanying notes are an integral part of these financial statements.

F-3

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020

	Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Par Value	Capital	Receivable	Deficit	Equity/(Deficit)

Balance at December 31, 2019	10,656,441	$107	$3,757,013	$(12,000)	$(3,409,130)	$335,990

Sale of common stock, net of offering costs	41,560	-	480,596	9,300	-	489,896
Stock-based compensation	10,000	-	212,882	-	-	212,882
2020 Net Loss					(1,701,283)	(1,701,283)
Balance at December 31, 2020	10,708,001	$107	$4,450,491	$(2,700)	$(5,110,413)	$(662,515)

Sale of common stock, net of offering costs	116,124	1	1,538,958	(2,700)	-	1,541,659
Stock-based compensation	10,000	-	627,079	-	-	627,079
2021 Net Loss					(1,495,403)	(1,495,403)
Balance at December 31, 2021	10,834,125	$108	$6,616,528	$-	$(6,605,816)	$10,820

The accompanying notes are an integral part of these financial statements.

F-4

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net income (loss)	$(1,495,403)	$(1,701,283)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	8,124	6,996
Non-cash interest	62,605	48,846
PPP loan forgiveness	(397,272)	-
Stock compensation	627,079	212,882
Changes in operating assets and liabilities of the business
Prepaid expense	(18,042)	(10,340)
Accounts payable	3,511	-
Accrued expense	59,742	(14,938)
Accrued interest expense	48,000	(2,651)
Other assets	(15,078)	-
Net cash (used in) operating activities	(1,116,734)	(1,460,488)
Cash flows from investing activities:
Purchase of Fixed Asset	-	(8,890)
Net cash (used in) investing activities	-	(8,890)
Cash flows from financing activities:
Sale of common stock	1,570,330	570,360
Offering costs	(28,670)	(77,764)
PPP loan proceeds	174,872	222,400
Repayment of Shareholder’s loan	-	(250,000)
Net cash provided by financing activities	1,716,532	464,996
Net increase (decrease) in cash and cash equivalents	599,798	(1,004,382)
Cash and cash equivalents at the beginning of the year	333,087	1,337,469
Cash and cash equivalents at the end of the year	$932,885	$333,087
Supplemental Cash Flow Information
Cash paid for interest	-	74,318
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these financial statements.

F-5

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nature of Operations

BIOLIFE4D CORPORATION is a pioneering development stage biotech company that plans to leverage current advances in life sciences and cardiac tissue engineering to build human hearts suitable for implantation – lifesaving technology that ultimately gives patients the gift of time.

We are driving a movement to transform the treatment of heart disease which has historically been the leading cause of death among both men and women globally. We are committed to perfecting the technology to make viable organ replacement a safe, accessible, and affordable reality, as well as mini-hearts for cardiotoxicity testing. Our groundbreaking approach converges recent breakthroughs in regenerative medicine, adult stem cell biology, 3D printing techniques, and computing technology that could make organ replacement commercially viable and commonplace globally.

We plan to create a patient-specific, fully functioning heart through 3D bioprinting using the patient’s own cells – eliminating the well-known challenges of organ rejection and long donor waiting lists that plague existing organ transplant methods.

We will not have to make an exact copy or even recreate every feature set of the desired organ; it will only need to facilitate the minimum feature set which recreates the core properties of the organ. It is important to note that we do not believe we need to invent new technology, but rather improve, adopt, and optimize current technologies to create what we plan to be a commercially viable, safe, and sustainable process. We seek to improve, optimize, adapt, and capitalize on current technologies to create a commercially viable and sustainable process solution. We plan to strategically position ourselves at the center of an unprecedented convergence of regenerative medicine, stem cell biology, additive manufacturing (3D printing), and computing technology – all having reached a level of maturity whereby we believe that commercially viable bioprinting solutions can be created through optimization, not invention. While it is impossible to predict the exact amount of time it will take to fully optimize this process, we believe that by creating the optimal circumstances to accelerate current efforts, we will be able to achieve a solution. Inherent in the time frame is the ultimate interaction of the United States Food and Drug Administration (“FDA”) within this time frame. It is impossible to predict the exact time frame of the FDA approval process, but we plan to work closely with the FDA at the appropriate time in an attempt to help reduce the time for necessary approvals.

Going Concern

The accompanying financial statements have been prepared as though the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2021, the Company has an accumulated deficit of approximately $6.6 million, a net loss of approximately $1.5 million and net cash used in operating activities was approximately $1.1 million during the year ended December 31, 2021. Management expects to continue to incur operating losses and negative cash flows from operations. The Company has financed its operations to date from proceeds from the sale of common stock and issuance of debt. Our current liquidity position raises substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that its existing cash and cash equivalents will be insufficient to meet its anticipated cash requirements for at least the next 12 months from the date the financial statements are issued. The assumptions upon which the Company has based its estimates are routinely evaluated and may be subject to change. The actual amount of the Company’s expenditures will vary depending upon several factors including but not limited to the design, timing, and the progress of the Company’s research and development programs, and the level of financial resources available. The Company can adjust its operating plan spending based on available financial resources.

The Company will need to raise additional capital to continue to fund operations and product research and development. The Company believes that it will be able to obtain additional working capital through equity financings, additional debt, or other arrangements to fund future operations; however, as of the date of these financial statements, no committed funding has been obtained, and there can be no assurance that such additional financing, if available, can be obtained on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented. From its inception, the Company has devoted substantially all of its efforts to business planning, regulatory approvals, research and development, and raising capital.

F-6

Significant Risks and Uncertainties

The Company’s operations are subject to a number of factors that can affect its operating results and financial condition. Such factors include, but are not limited to: the Company’s ability to obtain regulatory approval to market its products, competition from products manufactured and sold or being developed by other companies, the price of, and demand for, and insurance coverage of, company products, the Company’s ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products, and the Company’s ability to raise capital.

The Company currently has no commercially approved products and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant time and capital and is subject to regulatory review and approval as well as competition from other biotechnology companies. The Company operates in an environment of rapid change and is dependent upon the continued services of its employees and consultants and obtaining and protecting intellectual property.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates included in the financial statements are those associated with the inputs used to value option grants and in the determination of predominant outcome for potential conversion events associated with the convertible notes issued by the Company.

COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in the United States and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the United States and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

(Loss)/Income per Share

Basic (loss) income per share is computed by dividing net (loss) income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share reflects the potential dilution, using the treasury stock method that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the (loss) income of the Company. In computing diluted (loss) income per share, the treasury stock method assumes that outstanding instruments are exercised/converted and the proceeds are used to purchase common stock at the average market price during the period. Instruments may have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price/conversion rate of the instruments.

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	December 31, 2021	December 31, 2020
Options	305,000	250,000
Convertible notes	55,555	55,555
	360,555	305,555

F-7

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. For the period of these financial statements, the CEO and founder of the Company was the CODM. The Company views its operations and manages its business as one operating and reporting segment.

Cash and Cash Equivalents

Cash represents cash deposits held at a major financial institution. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less when purchased. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes.

Deferred offering costs

Direct costs incurred by the Company to raise debt, equity or other funding that are incurred prior to Company closing on receipt of proceeds from those offerings is treated as a deferred offering cost, a long-term asset on the balance sheet. Upon closing, those costs are transferred or netted, depending on the type of the offering against the proceeds received. In the event of a more than temporary delay or the failure to close, deferred offering costs are expensed as general and administrative expenses. At December 31, 2021, the Company had deferred approximately $15,000 of offering costs and were included on the balance sheet in Other Assets.

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified asset and whether it controls the use of the identified asset throughout the period of use. The Company classifies leases as either financing or operating leases. The Company does not have any finance leases. Operating lease Right of Use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and operating lease ROU liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term.

The Company does not allocate consideration between lease and non-lease components, such as maintenance costs and taxes passed through from the lessor, as we have elected to not separate lease and non-lease components for any leases within its existing classes of assets. Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Company will elect to treat short term leases, with no expected term extension beyond one year as operating leases under the previous lease standard ASC 840.

Research and Development Costs

Costs incurred in connection with research and development activities are expensed as incurred. These costs include rents for facilities, supplies, and other fees related to our research efforts, fees paid to consultants that perform certain research and testing on behalf of the Company, and costs related to salaries, benefits, bonuses and stock-based compensation granted to employees in research and development functions.

Stock-based Compensation

F-8

The Financial Accounting Statements Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation - Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. The Company recognizes compensation cost relating to stock-based payment transactions using a fair-value measurement method, which requires all stock-based payments to employees, including grants of employee stock options, to be recognized in operating results as compensation expense based on fair value over the requisite service period of the awards. The Company determines the fair value of stock-based option awards, that do not contain any provisions which would result in liability classification, using the Black-Scholes-Merton option-pricing model which uses both historical and current market data to estimate fair value. The method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield, and expected life of the options. For awards with performance-based vesting criteria, the Company estimates the probability of achievement of the performance criteria and recognizes compensation expense related to those awards expected to vest. The Company accounts for forfeited awards as they occur. Ultimately, the actual expenses recognized over the vesting period will be for those shares that vested. The Company’s common stock price is assessed using valuation methods in accordance with the American Institute of Certified Public Accountants’ Valuation of Privately-Held-Company Equity Securities Issued as Compensation practice guide. These estimates represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment.

The Company has adopted the guidance included under Accounting Standards Update (“ASU”) ASU 2018-17, stock-based compensation issued to non-employees and consultants on January 1, 2018. Equity-based payments to non-employees are measured at grant-date fair value of equity instruments that the Company is obligated to issue when the service has been rendered and any other conditions necessary to earn the rights to benefit from the instruments have been satisfied. Equity-classified nonemployee share based payment awards are measured at the grant date.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Uncertain tax positions are evaluated and if appropriate, the amount of unrecognized tax benefits is recorded within deferred tax assets. Deferred tax assets are evaluated for realization based on a more-likely-than-not criterion in determining if a valuation allowance should be provided. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Company has elected to treat interest and penalties, to the extent they arise, as a component of income taxes. As of December 31, 2021 and 2020, there were no interest or penalties related to income taxes for the years ended December 31, 2021 or 2020. Income tax years beginning in 2018 for federal and state purposes are generally subject to examination by taxing authorities, although net operating losses from all prior years are subject to examinations and adjustments for at least three years following the year in which the tax attributes are utilized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company maintains its cash and cash equivalent balances in the form of business checking accounts and money market accounts, the balances of which, at times, may exceed federally insured limits. Exposure to cash and cash equivalents credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Property and equipment is depreciated on the straight-line basis over their estimated useful lives which due to the nature of the work being performed have a 3 year estimated useful life. Expenditures for maintenance and repairs are charged to expenses as incurred.

Impairment Testing of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. No impairment was deemed necessary as of December 31, 2021 or 2020.

F-9

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB and are adopted by the Company as of the specified effective date.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). This standard simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, and the treasury stock method will be no longer available. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. We do not expect the adoption of ASU 2020-06 to have a significant impact on our financial position, results of operations, and cash flows.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). This standard provides clarification and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (such as warrants) that remain equity classified after modification or exchange. ASU 2021-04 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Issuers should apply the new standard prospectively to modifications or exchanges occurring after the effective date of the new standard. Early adoption is permitted, including adoption in an interim period. We are evaluating ASU 2021-04 and its impact on our financial position, results of operations, and cash flows.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31:

	2021	2020

Equipment and furniture	$24,373	$24,373
Accumulated depreciation	(18,055)	(9,931)

Equipment and furniture, net	$6,318	$14,442

For the years ended December 31, 2021, and 2020, the Company recorded depreciation of $8,124 and $6,996, respectively.

4.	LEASES

The Company leases office space in Oakbrook, Illinois and laboratory space in Houston, Texas. For all periods presented in these financial statements, the leases were operating under month-to-month and three month-to-three month verbal agreements, respectively. Upon adoption of ASC 842 and throughout the periods presented in these financial statements, the Company determined at that time that it was unable to determine with reasonable certainty that renewal for a period longer than the current verbal commitment was possible until such time as dependable and significant financing could become a certainty. The office space includes a monthly rental rate of $750 and the laboratory includes a monthly rental rate of $6,900. The costs incurred in connection with the lab are included in R&D expenses. All rental costs have been treated under the short-term exception contained within ASC 842 for all periods presented. Total rental costs incurred for the years ended December 31, 2021 and 2020 were approximately $63,000 and $73,000, respectively, which $54,000 and $47,000 included within R&D expenses for the years ended December 31, 2021, and 2020, respectively.

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5.	DEBT

In January 2019, the Company issued five convertible notes and received proceeds totaling $600,000. The notes had maturity dates of three years from issuance, with the Company having the right, at its sole discretion, to further extend the maturity an additional 24 months upon notice being given to the holders. The interest rate of the notes is 8% per annum in the original 3-year term. If the Company elects to extend the notes the interest rate will be 12% for the period of the extension.

The Notes may only be repaid in full with interest. The notes contain provisions that require the Company to incur a prepayment penalty should the loans be repaid, in full, prior to the maturity date of the notes. If the note is prepaid in the first year the penalty is 30% of the outstanding note balance. In the second year, the prepayment penalty is 20% of the outstanding note balance.

The notes contain certain conversion rights granted to the holders. These include the holders having the option prior to the first-year anniversary date to convert all outstanding balance into shares of common stock of the Company at a 20% discount to the then fair market value of the Company’s common stock. This option expires on the first anniversary of the note. In addition, throughout the period where note proceeds are outstanding, in the event the Company completes an equity sale of securities of at least $7,500,000 (excluding amounts converted from outstanding notes) the outstanding loan balance will automatically convert into securities of the new financing at a 20% discount to the then fair market value of the securities being converted into. At inception, the Company has determined that the conversion features contained within the notes was the predominantly likely method of settlement and therefore has treated the convertible notes as stock settled debt. At inception, the Company recorded the notes at their settled liability amount of $750,000 with the $150,000 treated as a debt discount which is being amortized over the original maturity of the convertible notes (see table below) (see Notes 10 and 12). The resulting effective interest rate of the convertible notes is 13.36%.

For the years ended December 31, 2021, and 2020, the total interest expense was $96,846, and $110,105 with coupon interest expense of $48,000 for each year and the amortization of debt discount of $62,605 and $48,846, respectively.

The following table summarizes the debt discount.

Balance, December 31, 2019	$116,332
Amortization for 2020	(48,846)
Balance, December 31, 2020	$67,486
Amortization for 2021	(62,605)
Balance, December 31, 2021	$4,881

Paycheck Protection Loan

The Company received loan proceeds of $222,400 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, dated May 1, 2020, matures on May 1, 2022, and bears interest at a fixed rate of 1% per annum, payable monthly commencing in six months. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In May 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application. The forgiveness income has been included in other income on the statement of operations in the year ended December 31, 2021.

In January 2021 the Company received a second loan for $174,872 pursuant to the Paycheck Protection Program under the CARES Act. The Loan, which was in the form of a promissory note, matures on January 21, 2023, and bears interest at a fixed rate of 1% per annum, payable monthly commencing in six months. Under the terms of the CARES Act, the principal may be forgiven if the Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, mortgage interest, rent, and utilities. In November 2021, the Company was notified that the Small Business Administration had accepted the Company’s forgiveness application. The forgiveness income has been included in other income on the statement of operations in the year ended December 31, 2021.

6.	STOCKHOLDERS’ EQUITY

Amendment to Certificate of Incorporation

On January 24, 2022, the Company filed a revised Certificate of Incorporation with the State of Delaware to increase the total number of shares authorized to issue 70,000,000 consisting of 50,000,000 shares of common stock, having a par value of $0.00001, and 20,000,000 shares of blank check preferred stock, having a par value of $0.00001. In addition, the previously authorized two classes of voting common stock and non-voting common stock are now combined into one class of voting common stock. All previously issued voting and non-voting common shares have been retroactively presented as one class of common stock.

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Equity Compensation Plans

In January 2022, the Company adopted the 2022 Restricted Stock Plan (“Plan”). The Plan will be administered by the board of directors until such time as shareholders approve the creation of a compensation committee of the board of directors. The committee may designate such authority to any officer or employee of the Company. The Plan awards are available to all employees, executive officers and members of the board of directors. The Plan may grant Stock Awards and may also grant Performance Awards, as defined within the Plan, with a minimum vesting period of two years, unless otherwise determined by the Board. The total shares authorized for issuance under the Plan is 5,000,000 shares of common stock.

Issuance of Common Stock

In January 2018, the Company commenced a qualified Tier II offering of its common stock under Regulation A of the 1933 Securities and Exchange Act with proceeds of up to $50 million available under the offering with an original price of approximately $10 per share before fees and expenses. In 2018 and 2019, the Company subsequently amended the offering and increased the offering price to $13.50 per common share, before fees and expenses as of September 2019. The Company continued to raise proceeds under the offering until it was terminated in December 2021.

In 2021, the Company sold 116,124 shares of common stock having a par value of $0.00001 for approximately $1.57 million in gross proceeds under the Tier II offering. The Company paid $28,670 in offering costs related to the sale of common stock.

In 2020, the Company sold 41,560 shares of common stock having a par value of $0.00001 for $0.57 million in gross proceeds. The Company paid $77,764 in offering costs related to the sale of common stock.

In February 2022, the Company adopted the 2022 Incentive and Nonstatutory Stock Option Plan (“Option Plan”). The Option Plan will be administered by a committee appointed by the board of directors until such time as shareholders approve the creation of a compensation committee of the board of directors. The committee may designate such authority to any officer or employee of the Company. The Option Plan awards are available to all employees, members of the board of directors and consultants. The Option grants authorized for issuance under the Plan may total exercise into 5,000,000 shares of common stock. In the event of a termination or cancellation of an unused option grant, those shares revert back to the Option Plan.

7.	EQUITY BASED COMPENSATION

Restricted Stock Awards

In January 2021, the Company issued 10,000 shares of common stock to its management advisory board members as part of the compensation package contained within the advisory agreements. The shares were valued at $135,000 based on the pricing received in the Tier II offering. The grants vest over a 1 year period from grant. Through mutual agreement, these shares were cancelled in January 2022.

In January 2020, the Company issued 10,000 shares of common stock to its management advisory board members as part of the Compensation package contained within their advisory agreements. The shares were valued at $135,000 based on the pricing received under the Tier II offering. The grants vest over a 1 year period from grant. Through mutual agreement, these shares were cancelled in January 2022.

Option Awards

In August 2021, the Company granted options to acquire 55,000 shares of common stock of the Company at an exercise price of $13.50 per share with a 5 year term and which all vested in full immediately upon grant.

The total fair value of stock options granted during the year ended December 31, 2021, was $487,500.

The following table provides the estimates included in the inputs to the black-scholes merton pricing model for the options granted in 2021:

Underlying fair market value	$13.50 per share
Expected life	5 years
Risk free interest rate	0.80%
Dividend rate	0%
Historical volatility	81%

The Company has utilized the pricing received, on a near continuous basis from investors, in its Tier II offering as the fair market value for the underlying common shares. In addition, the Company has utilized a basket of 5 public companies with similar operations to estimate a historical volatility at the time of grant.

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A summary of option activity for the years ended December 31, 2021 and 2020 is as follows:

	Number of Shares	Weighted Average Exercise Price		Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2019	250,000		$1.92	$-	2.82
Granted	-	$
Exercised	-	$
Forfeited or expired	-	$
Outstanding as of December 31, 2020	250,000		$1.92	$-	1.82
Granted	55,000		13.50	-	5.00
Exercised	-		-
Forfeited or expired	-		-
Options Outstanding as of December 31, 2021	305,000		$4.01	$-	1.50
Options unvested as of December 31, 2021	5,000		$13.50	$-	2.06

As of December 31, 2021, there was only a nominal amount of unrecognized stock-based compensation related to unvested options.

Stock-based compensation expense included in the following line items on the statement of operations for the years ended December 31 is as follows:

	2021	2020
Research and development	$391,500	$-
General and administrative	235,579	212,882

Total	$627,079	$212,882

8.	INCOME TAXES

The components of our deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred Tax Assets:
Net operating losses	$1,460,000	$1,244,000
Research and development credits	15,000	11,000
Total deferred tax assets	1,475,000	1,255,000
Less: Valuation allowance	(1,475,000)	(1,255,000)
Net Deferred Tax Assets:	$-	$-

Deferred Tax Liabilities:
	$-	$-
Net Deferred Tax Liability	$-	$-

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The benefit of income taxes for the years ended December 31, 2021 and 2020 consist of the following:

For the years ended December 31,
	2021	2020
U.S. federal
Current	$-	$-
Deferred	-	-
State and local
Current	-	-
Deferred	-	-
Valuation allowance	-	-
Income Tax Provision (Benefit)	$	$-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical losses and the uncertainty of future taxable income over the periods which the Company will realize the benefits of its net deferred tax assets, management believes it is more likely than not that the Company will not fully realize the benefits on the balance of its net deferred tax assets and, accordingly, the Company has established full valuation allowance on its net deferred tax assets.

A reconciliation of the statutory income tax rate to the effective tax rate is as follows

	December 31,
	2021	2020

Federal rate	314,000	360,000
State income taxes, net of federal benefit	82,000	94,000
Equity based compensation	(166,000)	(56,000)
Amortization of debt discount	(17,000)	(13,000)
Other	7,000	16,000
Change in valuation allowance	(220,000)	(401,000)
Income Taxes Provision (Benefit)	-	-

As of December 31, 2021 and 2020, the Company has available federal net operating losses of approximately $5.5 million and $4.6 million, respectively, which can be carried forward indefinitely. In 2020, as part of the CARES Act, the Company had the ability to fully utilize its net operating loss carryforwards against taxable income. That provision expired in 2021, and thus, from 2021 onward, the Company may only utilize net operating loss carryforwards totaling up to 80% of its taxable income in any given year.

Due to changes in the Company’s ownership over time, it is possible that future utilization of the net operating loss carryforwards may be subject to certain limitations under Internal Revenue Code Section 382. While the scope of any such limitations has not been determined, they could result in significant permanent impairments to the Company’s net operating loss carryforwards and reduction in the gross deferred tax asset that is disclosed above.

U.S. GAAP provides that the tax effects from uncertain tax positions can be recognized in the financial statements only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. At December 31, 2021 and 2020, the Company had $0 and $0 of unrecognized state tax benefits net of federal benefits recorded, respectively.

The Company does not expect any material changes in the amount of unrecognized tax benefits within the next twelve months. The Company files tax returns as prescribed by the laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The statute of limitations period is generally three years. Due to the extent of the net operating loss carryforward, however, all tax years remain open to examination.

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9.	COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of the Company’s business activities.

On August 28, 2020, a group of noteholders totaling $600,000, filed a lawsuit naming the Company as a defendant alleging breach of contract in Cook County, Illinois. The breach in the lawsuits was for not providing the required financial information in the form of unaudited financial statements to the noteholders, as required under the convertible note agreements. Three of the note holders’ cases were dismissed with prejudice. Only two of the noteholders remain in the lawsuit. The defendant was granted an extension until March 2022. The Company’s position is that the claims are without merit. The Company has indicated in filings to the court that the Company provided the information as required via e-mail and other communication to the convertible note holders, and in addition, published the required information as part of its ongoing reporting obligations under its Regulation A Tier II offering at www.sec.gov. The Company intends to continue to vigorously defend against this litigation.

10.	RELATED PARTY TRANSACTIONS

In 2017, the CEO and founder of the Company entered into an agreement to advance $250,000 to the Company to meet its working capital requirements. The advance bore interest at 9% per annum. In August 2020, the advance was repaid in full along with approximately $74,000 in accrued interest. In the year ended December 31, 2020, the Company recorded interest expense – related party for this advance in the amount of approximately $24,000.

In 2020 and 2021, the Company used the bookkeeping services of an accounting firm in which an officer of the Company was a partner. The Company incurred $17,265 and $24,260 of accounting services in the years ended December 31, 2021 and 2020, respectively.

11.	SUBSEQUENT EVENTS

In January 2022, in accordance with the provisions of the convertible notes, the Company notified the noteholders holding a total of $600,000 of the notes that the Company had extended the maturity date of the convertible notes to January 2024. In accordance with the terms of the extension the interest rate of the convertible notes increased thereafter to 12% per annum.

On December 20, 2021, the Company entered into a lease agreement, which will commence upon delivery of the laboratory equipment, including a new three-dimensional printing unit, underlying the lease. Payments under the lease total approximately $9,000 per month for a term of 36 months.

In February 2022, the Company entered into the third amendment to the lease for its laboratory space at JLabs. The amendment included additional lab space and increased the monthly base rental rate to approximately $6,900 per month.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLife4D Corporation

Date: April 28, 2022	By:	/s/ Steven Morris
Steven Morris
Chief Executive Officer and Director

Date: April 28, 2022	By:	/s/ Wesley Ramjeet
Wesley Ramjeet
Chief Financial Officer

Date: April 28, 2022	By:	/s/ Stephen Simes
Stephen Simes
Director

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